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08001176

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PTT Exploration Production Public Co Ltd

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

PROCESSED

MAR 14 2008

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03827 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dg

DAT : 3/11/08

082-03827

12-31-07
AR/S

AUDITOR'S REPORT AND FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has audited the accompanying consolidated and the Company balance sheets as at December 31, 2007 and 2006, the related consolidated and the Company statements of income, changes in shareholders' equity, and cash flows for the years then ended of PTT Exploration & Production Public Company Limited and subsidiaries. The Company's management is responsible for the correctness and completeness of the presentation in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to express an opinion on these financial statements based on the audits and other auditors' reports. The financial statements of the joint venture projects which are jointly invested between the Company and other companies, and between the subsidiaries or associated companies and other companies were audited by other auditors. The Office of the Auditor General of Thailand received the other auditors' reports and used them as a basis in auditing and expressing an opinion on the consolidated and the Company financial statements. Assets, liabilities and expenses of the joint venture projects included in the consolidated financial statements for the year 2007 constitute 55.24%, 16.98% and 26.64% and for the year 2006 constitute 51.90%, 13.09% and 27.17% respectively, and included in the Company financial statements for the year 2007 constitute 47.87%, 14.58% and 25.33% and for the year 2006 constitute 46.79%, 14.09% and 26.48% respectively.

The Office of the Auditor General of Thailand conducted the audits in accordance with generally accepted auditing standards. Those standards require that the Office of the Auditor General of Thailand plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The Office of the Auditor General of Thailand believes that the audits together with other auditors' reports as above-mentioned provide a reasonable basis for the opinion.

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General

In the opinion of the Office of the Auditor General of Thailand, based on the audits and other auditors' reports, the consolidated and the Company financial statements referred to above present fairly, in all material respects, the consolidated and the Company financial position as at December 31, 2007 and 2006, and the consolidated and the Company results of operations, changes in shareholders' equity and cash flows for the years then ended of PTT Exploration & Production Public Company Limited and subsidiaries in accordance with generally accepted accounting principles.

The Office of the Auditor General of Thailand would suggest to pay attention to the Note 4 which discusses about the change in accounting policy for the investments in subsidiaries and associates presented in the Company financial statements from equity method to cost method in accordance with notification of the Federation of Accounting Profession, which results in the restatement in the Company financial statements for the year ended December 31, 2006 for comparative purpose as if the cost method has been applied.

(Signed) *Jaruvan Maintaka*
(Khunying Jaruvan Maintaka)
Auditor General

(Signed) *Ladawan Supaprasert*
(Ladawan Supaprasert)
Senior Audit Specialist Level 9
Acting Director of Audit Office

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General
February 14, 2008

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2007 AND 2006

Unit : Baht

	Notes	Consolidated 2007	Consolidated 2006	The Company 2007	The Company 2006 (Restated)
Assets					
Current Assets					
Cash and cash equivalents	5	24,012,741,011	18,520,906,222	13,504,898,492	7,152,100,391
Receivable-parent company	6	10,480,295,479	8,241,233,830	6,905,975,193	5,186,351,217
Trade receivables	7	2,206,716,338	1,545,794,719	26,257,207	58,691,883
Inventories		360,987,508	333,028,078	74,242,369	21,523,471
Materials and supplies-net	8	4,222,009,747	3,997,819,595	2,038,862,684	2,162,016,678
Other current assets					
Working capital from co-venturers		363,143,598	469,749,255	12,594,021	54,354,256
Other receivables		1,443,150,816	1,172,109,745	870,469,671	788,290,580
Accrued interest receivables		6,700,806	48,707,872	101,596,527	88,858,781
Other current assets		1,159,087,063	635,204,615	307,128,614	222,279,992
Total Current Assets		44,254,832,366	34,964,553,931	23,842,024,778	15,734,467,249
Non-Current Assets					
Investments in subsidiaries, associates and jointly controlled entities	4, 10.2	396,738,818	418,704,378	24,149,401,729	24,149,401,729
Long-term loans to related parties	9.2	600,000,000	-	15,114,764,161	12,998,269,720
Property, plant and equipment-net	11, 12	144,089,196,152	121,503,558,029	72,047,583,516	60,666,673,737
Intangible assets		350,592,235	354,367,650	330,924,687	337,754,526
Other non-current assets					
Prepaid expenses	14	234,119,237	475,624,631	-	168,795,679
Other non-current assets	15	113,658,112	96,099,014	40,691,043	17,555,170
Total Non-Current Assets		145,784,304,554	122,848,353,702	111,683,365,136	98,338,450,561
Total Assets		190,039,136,920	157,812,907,633	135,525,389,914	114,072,917,810

Notes to financial statements are an integral part of these financial statements.

(Maroot Mrigadat)
President

(Sermsak Satchawannakul)
Manager, Corporate Accounting

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2007 AND 2006

Unit : Baht

	Notes	Consolidated 2007	Consolidated 2006	The Company 2007	The Company 2006 (Restated)
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable		1,682,890,316	852,762,152	138,901,801	225,003,055
Current portion of long-term loan	16	-	7,002,591,596	-	7,002,591,596
Working capital to co-venturers		1,420,938,719	432,745,957	606,659,852	9,606,506
Accrued expenses		13,340,730,803	13,125,809,934	7,714,449,561	6,897,478,316
Accrued interest payable		110,722,014	186,218,096	110,722,014	189,919,618
Income tax payable		16,320,076,123	15,725,428,267	11,490,847,658	11,782,702,997
Other current liabilities		1,581,243,855	1,458,385,343	767,108,884	671,257,731
Total Current Liabilities		34,456,601,830	38,783,941,345	20,828,689,770	26,778,559,819
Non-Current Liabilities					
Loans from related party	9.3	-	-	-	2,216,296,190
Bonds	16	18,500,000,000	2,203,819,951	18,500,000,000	2,203,819,951
Deferred income taxes	13.2	14,509,606,684	13,057,089,619	10,420,464,292	8,529,379,993
Other non-current liabilities					
Deferred income	17	3,059,663,262	4,031,491,512	-	-
Provision for decommissioning costs	18	10,990,904,837	10,712,387,696	6,903,101,473	6,794,024,576
Other non-current liabilities	19	1,735,537,575	499,728,017	1,728,517,223	487,905,667
Total Non-Current Liabilities		48,795,712,358	30,504,516,795	37,552,082,988	20,231,426,377
Total Liabilities		83,252,314,188	69,288,458,140	58,380,772,758	47,009,986,196
Shareholders' Equity					
Share capital	20				
Registered capital					
3,322,000,000 ordinary shares of Baht 1 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital					
3,297,420,300 ordinary shares of Baht 1 each		3,297,420,300	-	3,297,420,300	-
3,286,002,000 ordinary shares of Baht 1 each		-	3,286,002,000	-	3,286,002,000
Share premium		12,859,030,620	12,307,588,440	12,859,030,620	12,307,588,440
Currency translation differences	4	(2,315,109,076)	(1,795,376,996)	-	-
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	4	75,713,280,888	57,494,036,049	43,755,966,236	34,237,141,174
Total Shareholders' Equity		106,786,822,732	88,524,449,493	77,144,617,156	67,062,931,614
Total Liabilities and Shareholders' Equity		190,039,136,920	157,812,907,633	135,525,389,914	114,072,917,810

Notes to financial statements are an integral part of these financial statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Unit : Baht

	Notes	Consolidated		The Company	
		2007	2006	2007	2006 (Restated)
Revenues					
Sales		90,763,839,894	86,339,273,751	49,629,516,196	47,130,863,891
Revenue from pipeline transportation		3,295,046,779	2,928,083,487	-	-
Other revenues					
Gain on foreign exchange	21	915,589,977	1,313,928,593	698,469,436	1,090,685,295
Interest income		810,016,595	939,145,960	1,075,254,301	821,499,022
Other revenues	22	988,530,677	202,587,964	863,766,084	62,164,261
Dividend received from related party	4	-	-	-	1,558,209,540
Total Revenues		96,773,023,922	91,723,019,755	52,267,006,017	50,663,422,009
Expenses					
Operating expenses		7,803,174,864	6,488,216,264	3,472,252,790	2,726,599,402
Exploration expenses		3,542,833,456	3,631,646,309	69,142,554	420,914,987
Selling, general and administrative expenses		3,333,182,967	3,017,492,241	1,534,446,641	1,447,755,176
Petroleum royalties and remuneration	23	12,529,163,938	12,848,706,315	6,203,689,526	5,891,166,117
Depreciation, depletion and amortization		16,365,064,534	14,906,652,305	6,582,314,852	5,643,659,389
Other expenses					
Oil price hedging loss	26	857,514,912	-	-	-
Director's remuneration		36,312,812	35,229,258	36,312,812	35,229,258
Loss from equity affiliates		21,965,559	9,158,411	-	-
Total Expenses		44,489,213,042	40,937,101,103	17,898,159,175	16,165,324,329
Income before interest and income taxes		52,283,810,880	50,785,918,652	34,368,846,842	34,498,097,680
Interest expenses		882,727,701	1,114,368,134	944,787,519	755,833,442
Income taxes	13.1	22,945,693,635	21,624,279,138	13,669,089,556	13,121,801,129
Net income		28,455,389,544	28,047,271,380	19,754,969,767	20,620,463,109
Earnings per share	24				
Basic earnings per share		8.65	8.55	6.00	6.29
Diluted earnings per share		8.63	8.53	5.99	6.27

Notes to financial statements are an integral part of these financial statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Unit : Baht

	Note	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2005		3,274,660,500	11,918,329,000	(1,032,734,534)	332,200,000	16,900,000,000	40,304,864,062	71,697,319,028
Share capital issued and paid-up		11,341,500	389,259,440	-	-	-	-	400,600,940
Currency translation differences		-	-	(762,642,462)	-	-	-	(762,642,462)
Net income		-	-	-	-	-	28,047,271,380	28,047,271,380
Dividend paid		-	-	-	-	-	(10,858,099,393)	(10,858,099,393)
Balance - as at December 31, 2006		3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Share capital issued and paid-up		11,418,300	551,442,180	-	-	-	-	562,860,480
Currency translation differences		-	-	(519,732,080)	-	-	-	(519,732,080)
Net income		-	-	-	-	-	28,455,389,544	28,455,389,544
Dividend paid	27	-	-	-	-	-	(10,236,144,705)	(10,236,144,705)
Balance - as at December 31, 2007		3,297,420,300	12,859,030,620	(2,315,109,076)	332,200,000	16,900,000,000	75,713,280,888	106,786,822,732

Notes to financial statements are an integral part of these financial statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Unit : Baht

	Notes	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2005		3,274,660,500	11,918,329,000	(1,032,734,534)	332,200,000	16,900,000,000	40,304,864,062	71,697,319,028
Cumulative effect of accounting change	4	-	-	1,032,734,534	-	-	(15,830,086,604)	(14,797,352,070)
Balance after adjustment		3,274,660,500	11,918,329,000	-	332,200,000	16,900,000,000	24,474,777,458	56,899,966,958
Share capital issued and paid-up		11,341,500	389,259,440	-	-	-	-	400,600,940
Net income (Restated)	4	-	-	-	-	-	20,620,463,109	20,620,463,109
Dividend paid		-	-	-	-	-	(10,858,099,393)	(10,858,099,393)
Balance - as at December 31, 2006		3,286,002,000	12,307,588,440	-	332,200,000	16,900,000,000	34,237,141,174	67,062,931,614
Share capital issued and paid-up		11,418,300	551,442,180	-	-	-	-	562,860,480
Net income		-	-	-	-	-	19,754,969,767	19,754,969,767
Dividend paid	27	-	-	-	-	-	(10,236,144,705)	(10,236,144,705)
Balance - as at December 31, 2007		3,297,420,300	12,859,030,620	-	332,200,000	16,900,000,000	43,755,966,236	77,144,617,156

Notes to financial statements are an integral part of these financial statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007	2006	2007	2006
				(Restated)
Cash flows from operating activities				
Net income	28,455,389,544	28,047,271,380	19,754,969,767	20,620,463,109
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Loss from equity affiliates	21,965,559	9,158,411	-	-
Amortization of up-front payment under Bongkot Gas Sale Agreement	168,795,679	145,637,435	168,795,679	145,637,435
Depreciation, depletion and amortization	16,365,064,534	14,906,652,305	6,582,314,852	5,643,659,389
Amortization of prepaid expenses	72,709,715	56,921,475	-	-
Dry hole expenses	1,959,864,161	1,701,860,553	12,826,631	21,204,620
(Gain) loss on disposal of assets	(21,131,801)	6,527,004	(26,154,393)	6,511,243
(Gain) loss on disposal of materials	32,782,062	(3,105,419)	4,443,047	909,085
Deferred income taxes	960,036,085	1,311,261,022	1,299,690,091	1,314,103,716
Income recognized from deferred income	(951,082,048)	(745,012,137)	-	-
Dividend received from related party	-	-	-	(1,558,209,540)
Provision on oil price hedging loss	479,854,668	-	-	-
Gain on foreign exchange	(1,178,844,549)	(2,060,464,220)	(889,514,762)	(1,244,801,631)
	46,365,403,609	43,376,707,809	26,907,370,912	24,949,477,426
Changes in assets and liabilities				
(Increase) decrease in trade receivables	(697,120,130)	250,912,690	32,434,676	(17,505,412)
Increase in receivable - parent company	(2,252,116,594)	(3,114,456,355)	(1,719,623,976)	(2,645,705,475)
(Increase) decrease in inventories	(29,647,943)	(41,224,605)	(52,718,899)	19,022,305
(Increase) decrease in materials and supplies-net	(288,490,757)	(1,612,191,587)	118,710,947	(673,001,853)
Decrease in working capital from co-venturers	16,901,618	41,322,936	41,013,483	48,612,716
Increase in other receivables	(282,012,179)	(265,782,058)	(82,527,330)	(230,365,514)
(Increase) decrease in accrued interest receivables	41,703,858	47,951,657	(12,740,323)	45,620,429
(Increase) decrease in other current assets	(528,026,539)	167,179,989	(84,951,500)	137,255,579
Increase in prepaid expenses	-	(609,385)	-	-
(Increase) decrease in other non-current assets	(8,717,906)	1,023,564	(9,366,189)	(91,672)
(Decrease) increase in accounts payables	875,556,234	(312,289,571)	(87,203,439)	(31,886,314)
Increase in working capital to co-venturers	996,770,989	136,399,119	627,618,425	10,251,106

Notes to financial statements are an integral part of these financial statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007	2006	2007	2006
				(Restated)
Changes in assets and liabilities (continued)				
Increase in accrued expenses	334,567,111	2,464,255,049	838,312,520	490,132,355
Decrease in accrued interest payable	(75,496,082)	(178,868,729)	(79,197,604)	(18,189,045)
(Decrease) increase in income tax payable	604,001,252	1,532,836,621	(291,855,339)	2,000,092,432
(Decrease) increase in other current liabilities	(374,198,853)	227,466,919	75,054,420	180,018,017
(Decrease) increase in deferred income taxes	591,394,208	(433,683,755)	591,394,208	(591,394,208)
(Decrease) increase in deferred income	(56,201)	151,415	-	-
Increase in other non-current liabilities	106,309,502	124,572,636	111,111,500	122,512,804
Translation adjustment	(255,073,853)	(196,367,047)	-	-
	(1,223,752,265)	(1,161,400,497)	15,465,580	(1,154,621,750)
Net cash provided by operating activities	45,141,651,344	42,215,307,312	26,922,836,492	23,794,855,676
Cash flows from investing activities				
Net lending of loans to related parties	(600,000,000)	-	(2,175,276,586)	(3,713,187,896)
Investments in related parties	-	(30,000,000)	-	(30,000,000)
Dividend received from related party	-	-	-	1,558,209,540
Increase in property, plant and equipment	(39,051,654,437)	(35,052,055,218)	(16,197,331,098)	(20,007,777,534)
Increase in intangible assets	(56,887,638)	(83,748,443)	(48,089,377)	(76,369,767)
Net cash used in investing activities	(39,708,542,075)	(35,165,803,661)	(18,420,697,061)	(22,269,125,657)
Cash flows from financing activities				
Redemption of bonds	(6,629,078,256)	(8,234,920,000)	(6,629,078,256)	-
Proceeds from issuances of bonds	16,383,819,952	-	16,383,819,952	-
Increase in bonds issuing expenses	(18,881,272)	-	(18,881,272)	-
Net (payments) borrowings of loan from related party	-	-	(2,216,296,190)	2,275,512,882
Proceeds from common stock	562,860,480	400,600,940	562,860,480	400,600,940
Dividend paid	(10,235,419,497)	(10,856,489,976)	(10,235,419,497)	(10,856,489,976)
Net cash provided by (used in) financing activities	63,301,407	(18,690,809,036)	(2,152,994,783)	(8,180,376,154)
Net increase (decrease) in cash and cash equivalents	5,496,410,676	(11,641,305,385)	6,349,144,648	(6,654,646,135)
Cash and cash equivalents at the beginning of the year	18,520,906,222	30,507,066,433	7,152,100,391	13,821,767,602
	24,017,316,898	18,865,761,048	13,501,245,039	7,167,121,467
Effect of exchange rate changes on cash and cash equivalents	(4,575,887)	(344,854,826)	3,653,453	(15,021,076)
Cash and cash equivalents at the end of the year	24,012,741,011	18,520,906,222	13,504,898,492	7,152,100,391
Supplementary cash flow information				
Net cash received and paid during the year for				
Interest income	852,023,662	987,719,162	1,060,703,823	859,072,801
Interest expenses	951,283,578	1,262,047,379	1,016,276,040	755,903,904
Income taxes	21,201,151,877	19,226,770,584	12,100,627,413	10,379,406,630

Notes to financial statements are an integral part of these financial statements.

(UNIT: MILLION BAHT, EXCEPT AS NOTED)

1. General Information

PTT Exploration and Production Public Company Limited (the Company) is registered as a company in Thailand and listed on the Stock Exchange of Thailand. The address of its registered office is 555 PTTEP Office Building Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900.

The principal business operations of the Company, subsidiaries, and associates (the Group) are exploration and production of petroleum in Thailand and overseas, foreign gas pipeline transportation, and investment in a project strategically connected to energy business.

As at December 31, 2007, the Group has operations in 14 countries and employs 1,982 people. The Group has invested in exploration and production projects with participation interests as follows:

Project	Country	Operator	Company's interest percentage	
			2007	2006
PTT Exploration and Production Public Company Limited's projects				
Bongkot	Thailand	PTT Exploration and Production Plc.	44.4445	44.4445
Arthit	Thailand	PTT Exploration and Production Plc.	80	80
Pailin	Thailand	Chevron Thailand Exploration and Production, Ltd.	45	45
Phu Horm (E5 North)	Thailand	Hess (Thailand) Ltd.	20	20
Rommana	Egypt	Sipetrol International S.A.	30	-
Sidi Abd El Rahman Offshore	Egypt	Edison International SPA	30	-
S1	Thailand	PTTEP Siam Limited	25	25
Unocal III	Thailand	Chevron Thailand Exploration and Production, Ltd.	5	5
E5	Thailand	ExxonMobil Exploration and Production Khorat Inc.	20	20
Bahrain 2	Bahrain	PTT Exploration and Production Plc.	100	-

Project	Country	Operator	Company's interest percentage	
			2007	2006
PTTEP International Limited (PTTEPI)'s projects				
Bongkot (B13/38)	Thailand	PTTEP International Limited	44.4445	44.4445
Yadana	Myanmar	Total E&P Myanmar	25.50	25.50
Yetagun	Myanmar	Petronas Carigali Myanmar (Hong Kong) Ltd.	19.3178	19.3178
PTTEP 1	Thailand	PTTEP International Limited	100	100
G4/43	Thailand	Chevron Offshore (Thailand) Ltd.	21.375	15
G9/43	Thailand-Cambodia	PTTEP International Limited	100	100
L22/43	Thailand	PTTEP International Limited	100	100
Cambodia B	Cambodia	PTTEP International Limited	33.333334	30
Myanmar M7 & M9	Myanmar	PTTEP International Limited	100	100
Myanmar M3 & M4	Myanmar	PTTEP International Limited	100	100
Myanmar M11	Myanmar	PTTEP International Limited	100	100
MTJDA -B17	Thailand - Malaysia	Carigali-PTTEPI Operating Company Sendirian Berhad	50	50
PTTEP Offshore Investment Company Limited (PTTEPO)'s projects				
B8/32 & 9A[1]	Thailand	Chevron Offshore (Thailand) Ltd.	25.0010	25.0010
New Zealand Great South	New Zealand	OMV New Zealand Limited	36	-
PTTEP Southwest Vietnam Company Limited (PTTEP SV)'s project				
Vietnam 52/97	Vietnam	Chevron Vietnam (Block 52), Ltd.	7	7
PTTEP Kim Long Vietnam Company Limited (PTTEP KV)'s project				
Vietnam B & 48/95	Vietnam	Chevron Vietnam (Block B), Ltd.	8.5	8.5
PTTEP Hoang-Long Company Limited (PTTEP HL)'s project				
Vietnam 16-1	Vietnam	Hoang Long Joint Operating Company	28.5	28.5
PTTEP Hoan-Vu Company Limited (PTTEP HV)'s project				
Vietnam 9-2	Vietnam	Hoan-Vu Joint Operating Company	25	25
PTTEP Oman Company Limited (PTTEP OM)'s projects				
Oman 44	Oman	PTTEP Oman Company Limited	100	100
Oman 58	Oman	PTTEP Oman Company Limited	100	100
PTTEP Algeria Company Limited (PTTEP AG)'s project				
Algeria 433a & 416b	Algeria	PetroVietnam Exploration Production Corporation	35	35

Project	Country	Operator	Company's interest percentage	
			2007	2006
PTTEP (THAILAND) LIMITED (PTTEPT)'s projects				
Bongkot (G 12/48)	Thailand	PTTEP (THAILAND) LIMITED	44.4445	44.4445
Arthit (G 9/48)	Thailand	PTTEP (THAILAND) LIMITED	84	84
L 53/43 & L 54/43	Thailamd	PTTEP (THAILAND) LIMITED	100	100
PTTEP Siam Limited (PTTEPS)'s projects				
Phu Horm (EU-1)	Thailand	Hess (Thailand) Ltd.	20	20
Nang Nuan[2]	Thailand	PTTEP Siam Limited	100	100
S1	Thailand	PTTEP Siam Limited	75	75
L 21, 28 & 29/48	Thailand	PTTEP Siam Limited	100	100
A 4, 5 & 6/48	Thailand	PTTEP Siam Limited	100	-
PTTEP Iran Company Limited (PTTEP IR)'s project				
Iran Saveh	Iran	PTTEP Iran Company Limited	100	100
PTTEP Merangin Company Limited (PTTEPM)'s project				
Indonesia Merangin-1	Indonesia	PT Medco E&P Merangin	40	39
PTTEP Bengara I Company Limited (PTTEPB)'s project				
Indonesia Bengara-1	Indonesia	PT Medco E&P Bengara	40	40
PTTEP Thai Projects Company Limited (PTTEP TP)'s project				
Unocal III (G 6/50)	Thailand	Chevron Thailand Exploration and Production, Ltd	5	-
Pailin (G 7/50)	Thailand	Chevron Thailand Exploration and Production, Ltd	45	-
Arthit (G 8/50)	Thailand	PTTEP Thai Projects Company Limited	80	-
PTTEP Australia Offshore Pty Limited (PTTEP AO)'s project				
Australia AC/P 36[3]	Australia	Murphy Australia Oil Pty Ltd.	20	-
PTTEP Bangladesh Limited (PTTEP BD)'s project				
Bangladesh 17 & 18[4]	People's Republic of Bangladesh	Total E&P Bangladesh	30	-

[1] PTTEPO has shareholding in Orange Energy Limited and B 8/32 Partners Limited, which hold project's concessions.

[2] In November 2007, PTTEPS has entered the Concession Agreement to transfer 40% interest in Nang Nuan Project to Nippon Oil Exploration Limited (NOEX) which will be effective after receiving approval from the Thai Government.

[3] The participation interest in the project will be effective after receiving approval from the Australian Government.

[4] The participation interest in the project will be effective after receiving approval from the Government of People's Republic of Bangladesh and the project's partner.

2. Basis of Preparation

The consolidated and the Company's financial statements have been prepared in accordance with accounting principles generally accepted in Thailand under the Accounting Act B.E. 2543 and interpretations and accounting guidance announced by the Federation of Accounting Profession, as well as the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act. B.E. 2535.

The Group has applied International Accounting Standard No. 12 "Income Taxes".

The consolidated and the Company's financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The preparation of financial statements in accordance with accounting principles generally accepted in Thailand requires use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements. While the Group uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

3. Significant Accounting Policies

3.1 Preparation of consolidated Financial Statements

The consolidated financial statements consist of subsidiaries, associates and joint ventures. The major inter-company transactions are eliminated from the preparation of consolidated financial statements.

Subsidiary Companies

Subsidiary companies are those entities in which the Company has power to exercise directly or indirectly control over subsidiaries' financial policies and operations. Subsidiaries are consolidated from the date on which control is transferred to the parent company and are no longer consolidated from the date that control ceases.

For detail of subsidiary companies, please refer to Note 10.

Associated Companies

Associated companies are those entities in which the Company has significant influence over associates' financial policies and operations, but which it does not control. Investments in associates are accounted for in consolidated financial statements under the equity method from the date on which the Company has significant influence and are no longer consolidated from the date that significant influence ceases .

Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associates.

For detail of associated complanies, please refer to Note 10.

Joint Ventures

The Group's interests in jointly controlled entities are accounted for by proportionate consolidation. Under this method, the Group includes its share of the joint ventures' individual income and expenses, assets and liabilities in the relevant components of the financial statements.

The Group's interest in jointly controlled assets are accounted for by proportionate consolidation. Under this method, the Group includes its share of the assets, liabilities and expenses based on Joint Operating Agreement in the relevant components of the financial statements.

For details of jointly controlled entities and jointly controlled assets, please refer to Note 10 and Note 1, respectively.

Related Parties

Related parties are those entities that directly or indirectly control, or are controlled by the Company, or are under common control with the Company. They also include holding companies, subsidiaries, follow subsidiaries and associates.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

3.2 Foreign Currency Transactions

Foreign currency transactions are translated into Baht at the exchange rates ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currency remaining at the year-end date are translated into Baht at the average buying and selling rates, respectively, as determined by the Bank of Thailand. Gains or losses arising from currency translation are recognized as revenues or expenses in the period in which they occur.

The monetary assets and liabilities of foreign subsidiary companies are translated into Baht using average buying and selling rates determined by the Bank of Thailand at year-end, whereas the income statement is translated using the exchange rates ruling on the transaction dates. Gains or losses from such translation are recognized as revenues or expenses in the period in which they occur.

The assets and liabilities of foreign jointly controlled entities are translated into Baht using average buying and selling rates determined by the Bank of Thailand at year-end, whereas the income statement is translated using average exchange rates during the period. Differences from such translation have been presented under the caption of "Currency translation differences" in shareholders' equity.

3.3 Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and at banks, and other short-term highly liquid investments with maturities within 3 months.

3.4 Trade Accounts Receivable

Trade accounts receivable are carried at anticipated realizable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

3.5 Inventories

Inventories are valued at the lower of weighted average cost or net realizable value. Cost is determined by the weighted average method. Net realizable value is the estimated selling price in the ordinary course of business less the costs of completion and selling expenses.

3.6 Materials and Supplies

Materials and supplies are valued on the average cost basis. Allowances have been provided for obsolete and unserviceable items.

3.7 Borrowing Costs

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

3.8 Property, Plant and Equipment

Property, plant and equipment are presented at cost, after deducting accumulated depreciation and provision for impairment of assets.

- Oil and Gas Properties

  The Company follows the Successful Efforts Method in accounting for its oil and gas exploration and production activities as follows:

  Cost of Properties

  Costs of properties comprise total acquisition costs of petroleum right or the portion of costs applicable of properties as well as the decommissioning costs.

If exploratory wells establish proved reserves, and are included in the plan to develop in the near future, exploratory drilling costs (both tangible and intangible) are initially capitalized otherwise the related costs are charged to expenses.

Exploratory costs, comprising geological and geophysical costs as well as area reservation fees during the exploration stage, are charged to expenses as incurred.

Development costs, irrespective of whether relating to development wells or unsuccessful development wells, are capitalized.

Depreciation, depletion and amortization

The capitalized acquisition costs of petroleum rights are depleted and amortized using the unit of production method, which is based on estimated proved recoverable reserves. Depreciation, depletion and amortization of exploratory wells, development equipment and operating costs of support equipment as well as the decommissioning costs, except unsuccessful projects, are calculated on the unit of production method, which is based on estimated proved recoverable reserves and proved developed reserves. Changes in reserve estimates are recognized prospectively.

Proved recoverable reserves and proved developed reserves are calculated by the Group's own engineers and information from the joint ventures.

- Pipelines and Others

Costs of properties comprise purchase prices and other direct costs necessary to bring the asset to working condition for its intended use.

Depreciation of pipelines and others are determined on the straight-line method with an estimated useful life of 5 – 30 years.

The provision for impairment of assets is reviewed annually. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount and recorded in the income statement.

Gains and losses on disposal are determined by reference to their carrying amount and are taken into account in net income.

Expenditure for addition, renewal and betterment which result in a substantial increase in an asset's current replacement value, are capitalized. Repair and maintenance costs are recognized as expenses when incurred.

3.9 Carried Cost under Petroleum Sharing Contract

Under Petroleum Sharing Contracts in which the government has participation interest, some contracts require the contractor parties excluding the government to fund the costs of all exploration operations until determination of the first development area. During the exploration period, the contractor parties will carry government's exploration costs (carried costs) upon agreed proportion. When the project commences production, such carried costs shall be fully recouped without interest by the contractor parties under the agreed procedures from the production of petroleum.

The Group classifies the transactions of carried costs through various accounts under the Successful Efforts Method. They are mainly recorded in oil and gas properties in balance sheet and exploration expense in the statement of income. (For detail please refer to Note 12.)

3.10 Intangible Assets

Expenditures on acquired licenses for computer software are capitalized and amortized using the straight-line method over the life of the software, or a maximum of ten years. The carrying amount is reviewed annually and adjusted for impairment where it is considered necessary.

3.11 Deferred Income Taxes

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on property, plant and equipment, amortization of decommissioning costs and, on the difference between the fair values of the net assets acquired and their tax base.

Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when they relate to the same legal tax authority.

3.12 Borrowings

Borrowings are recognised initially at the proceeds received. Transaction costs incurred are recognized as deferred assets and amortized through the income statement over the period of the borrowings.

3.13 Provision for Decommissioning Costs

The Group recorded provision for decommissioning costs whenever it is probable that there is an obligation as a result of the past event and reliable amount of obligation.

The Group recognizes provision for decommissioning costs, which are provided at the onset of completion of the project, for the estimate of the eventual costs that relate to the removal of the production facilities. These costs were included as part of the oil and gas properties and were amortized based on proved reserves on a unit of production basis. The estimates of decommissioning costs have been determined based on reviews and estimates by the Group's own engineers and managerial judgment.

3.14 Reserve for Expansion

The Group considers a reserve for expansion for the purpose of investing in new exploration-phase projects, which are generally susceptible to high risk, and for the purpose of finding additional petroleum reserves. The reserve for expansion is set aside not exceeding 35% of net taxable profits from exploration and production activities.

3.15 Income Recognition

Sales are recognized upon delivery of products and customer acceptance.

Service income from gas pipeline construction is recognized on the basis of percentage of completion.

Interest income is recognized on a time proportion basis, taking into account the effective yield on the asset.

Revenues other than the above mentioned are recognized on an accrual basis.

3.16 Income Taxes

The Group's expenditures and revenues for tax purposes comprise:

- Current period tax which is calculated in accordance with the Petroleum Income Tax Act B.E. 2514 and Amendment B.E. 2532 and the Revenue Code
- Income tax in the Union of Myanmar
- Deferred income taxes, which are calculated as disclosed in Note 13.

3.17 Earnings per Share

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of outside ordinary shares in issue during the year.

Diluted earnings per share is calculated by the weighted average number of outside ordinary shares in issue adjusted to assume conversion of all dilutive potential ordinary shares. The Company has one category of the dilutive potential ordinary shares: share options.

3.18 Provident Fund and Provision for Employee benefits

The Group's employees have become the members in the following provident funds, "Employee of PTTEP Registered Provident Fund", "Employee of PTTEP Registered Provident Fund 2", "Sataporn Registered Provident Fund", "TISCO Ruamtun 1 Registered Provident Fund" and "TISCO Ruamtun 2 Registered Provident Fund ".

The provident funds are funded by payments from employees and by the Company which are held in a separate trustee-administered fund. The Company contributes to the funds at a rate of 3 - 15 % of its employees' salaries which are charged to the income statement in the period to which the contributions relate.

The provision for employee benefits is determined from the difference of compensation and benefits provided under the provident fund and the old pension scheme. The provision is assessed by the Company's management. The provision is based on the old pension scheme which is determined by length of years of service, and current salary of employees. The provision is presented under non-current liabilities.

3.19 Deferred Income under Take-or-Pay Agreements

The Group has certain obligations in respect of the supply of gas under gas purchase agreements with its customers. Under these agreements, the customer is required to pay for certain minimum quantities of gas in a given year. Should the customer be unable to take the minimum contracted quantities in a given year, the volume of gas that the customer has paid for but has not taken in that year can be taken free of charge in subsequent years subject to certain conditions as stipulated in the agreements. The Group recognizes its obligations under Take-or-Pay Agreements on an accrual basis based on its best estimate of volumes to be taken in the year. Payments received in advance under these agreements are recognized as deferred income. The deferred income, when the gas is subsequently taken, is recognized in the income statement. (For detail please refer to Note 17)

The Group made prepayment for royalty related to cash received in advance under Take-or-Pay Agreement to the government of Myanmar. Prepayment will be amortized when the deferred income is recognized. (For detail please refer to Note 14)

4. The Change in Accounting Policy

In 2007, the Federation of Accounting Profession issued the revised Thai Accounting Standards which have been published in the Royal Gazette and have become effective for the accounting period starting on or after January 1, 2007 as follows:

- No. 44 Consolidated Financial Statements and Separate Financial Statements
- No. 45 Investments in Associates
- No. 45 Interests in Joint Venture

Since the first quarter of 2007, the Company has changed its accounting treatment for the investments in subsidiaries and associates presented in the Company's financial statements by applying cost method rather than equity method in accordance with the above revised Thai Accounting Standards. This change in accounting does not effect the consolidated financial statements.

The Company's financial statements for the year 2006, presented here for comparative purposes, were restated according to this change in accounting policy. The effect of the change to the Company's balance sheet as at December 31, 2006, and to the Company's statement of income for the year ended December 31, 2006 are as follows:

	The Company
Balance Sheet as at December 31, 2006	
Decrease in Investments in subsidiaries and associates	21,461.52
Decrease in foreign currency translation	1,795.37
Decrease in retained earnings	23,256.89
Statements of Income for the year ended December 31, 2006	
Decrease in gain from equity affiliates	8,985.02
Increase in dividend received from related party	1,558.21

5. Cash and cash equivalents

Cash and cash equivalents as at December 31, 2007 and 2006 comprised:

	Consolidated		The Company	
	2007	2006	2007	2006
Cash on hand and at banks	5,469.22	4,618.57	1,459.23	1,469.91
Cash equivalents				
- Fixed deposits	1,932.44	8,200.20	961.01	2,409.24
- Treasury bills and promissory notes	16,611.08	5,702.14	11,084.66	3,272.95
Total	24,012.74	18,520.91	13,504.90	7,152.10

The interest rate of saving deposits held at call with banks is 0.75-4.13% per annum (2006: 0.75-4.19% per annum).

The interest rate of fixed deposits with banks is 3.12-4.73% per annum (2006: 3.82-4.75% per annum).

The interest rate of treasury bills and promissory notes is 3.06-4.48% per annum (2006: 3.81-4.86% per annum).

6. Receivables – Parent Company

Receivables - Parent Company as at December 31, 2007 and 2006 comprised:

	Consolidated		The Company	
	2007	2006	2007	2006
Trade Receivables - Petroleum	9,676.65	8,241.23	6,102.33	5,186.35
Receivables – Gas Pipeline Construction Service	803.65	-	803.65	-
	10,480.30	8,241.23	6,905.98	5,186.35

7. Trade Receivables

Trade receivables as at December 31, 2007 and 2006 comprised:

	Consolidated		The Company	
	2007	2006	2007	2006
Myanmar Oil and Gas Enterprise	700.76	683.03	-	-
Electricity Generating Authority of Thailand	104.16	119.11	26.04	29.78
Chevron Product Company	-	450.20	-	-
Chevron U.S.A. INC.	980.31	164.65	-	-
Caltex Australia Petroleum PTY. Limited	313.58	99.85	-	-
Others	107.91	28.95	0.22	28.91
Total	2,206.72	1,545.79	26.26	58.69

8. **Materials and Supplies - Net**

Materials and supplies – net as at December 31, 2007 and 2006 comprised:

	Consolidated		The Company	
	2007	2006	2007	2006
Materials and supplies-at cost	4,289.81	4,061.22	2,057.49	2,176.24
Provision for obsolescence	(67.80)	(63.40)	(18.63)	(14.22)
Materials and supplies-net	4,222.01	3,997.82	2,038.86	2,162.02

9. **Related Party Transactions**

Significant transactions with related parties are summarized as follows:

9.1 **Revenues and expenses with related parties**

Significant transactions with related parties for the years ended December 31, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Parent company - PTT Public Company Limited				
Sales revenue (world market reference price)	77,289.80	71,510.28	49,396.85	46,589.75
Rental revenue (market price)	18.53	18.79	18.53	18.79
Amortization of up-front payment under Bongkot Gas Sale Agreement	168.80	145.64	168.80	145.64
Income from Gas Pipeline Construction Services	783.79	-	783.79	-
Oil price hedging loss	276.02	-	-	-
Subsidiary companies and jointly controlled entities				
Interest income	-	-	694.56	527.40
Management fees	-	-	11.56	15.97
Interest expenses	-	-	62.06	80.75

9.2 Long-Term Loans to Related Parties

Long-term loans to related parties as at December 31, 2007 and 2006 comprised:

Loans to	Consolidated		The Company	
	2007	2006	2007	2006
Subsidiaries				
PTTEPI	-	-	4,336.60	-
PTTEPO	-	-	10,178.16	12,985.03
PTTEP Services	-	-	-	13.24
Associate				
EnCo	600.00	-	600.00	-
Total	600.00	-	15,114.76	12,998.27

The Company has loans to subsidiary companies with interest rate 3.91-4.88% per annum (2006: interest rate 4.625% per annum). The subsidiary companies shall occasionally repay the loans. In addition, the Company provides loans to an associated company with interest rate of the average Minimum Loan Rate quoted for prime corporate customers of four commercial banks in Thailand. The associated company shall repay the loan principal by 2009.

9.3 Long-Term Loans from Related Party

Long-term loans from related party as at December 31, 2007 and 2006 comprised:

Loans from	Consolidated		The Company	
	2007	2006	2007	2006
Subsidiary				
PTTEPI	-	-	-	2,216.30
Total	-	-	-	2,216.30

In 2007, the Company totally redeemed the loans from related party. The interest rate of these loans from subsidiary is 4.625% per annum.

10. Investments in Subsiriaries, Associates and Jointly Controlled Entities

10.1 Subsidiary Companies, Associated Companies, and Jointly Controlled Entities

Company	Type of business	Paid-in capital		Shareholding by	Percent of interest		Investment				Dividend for the years ended	
							Cost Method		Equity Method			
		2007	2006		2007	2006	2007	2006	2007	2006	2007	2006
Subsidiary Companies												
PTTEP International Limited (PTTEPI)	Petroleum	20,000.00	20,000.00	PTTEP	100%	100%	20,000.00	20,000.00	33,486.76	30,567.57	-	-
PTTEP Offshore Investment Company Limited (PTTEPO)	Petroleum	0.17	0.17	PTTEP	75%	75%	0.13	0.13	14,076.56	11,211.77	-	-
				PTTEPI	25%	25%	0.04	0.04	4,709.32	3,737.33	-	-
PTTEP Southwest Vietnam Company Limited (PTTEP SV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(183.45)	(170.30)	-	-
PTTEP Kim Long Vietnam Company Limited (PTTEP KV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(306.35)	(284.19)	-	-
PTTEP Hoang-Long Company Limited (PTTEP HL)	Petroleum	2.12	2.12	PTTEPO	100%	100%	2.12	2.12	(3,273.15)	(1,917.94)	-	-
PTTEP Hoan-Vu Company Limited (PTTEP HV)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(1,882.17)	(1,758.65)	-	-
PTTEP Oman Company Limited (PTTEP OM)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(206.20)	(866.66)	-	-
PTTEP Algeria Company Limited (PTTEP AG)	Petroleum	2.10	2.10	PTTEPO	100%	100%	2.10	2.10	(1,218.62)	(685.64)	-	-
PTTEP (THAILAND) LIMITED (PTTEPT)	Petroleum	100.00	100.00	PTTEPI	51%	51%	51.00	51.00	(10.39)	(23.63)	-	-
				PTTEP OM	49%	49%	49.00	49.00	(9.99)	(22.70)	-	-
PTTEP Services Limited (PTTEP Services)	Services	1.00	1.00	PTTEP	25%	25%	0.25	0.25	25.35	12.54	-	-
				PTTEPT	75%	75%	0.75	0.75	76.06	37.60	-	-
PTTEP Siam Limited (PTTEPS)	Petroleum	100.00	100.00	PTTEP	49%	49%	3,719.03	3,719.03	5,806.20	3,400.34	-	1,558.21
				PTTEPO	51%	51%	3,864.89	3,864.89	6,039.95	3,535.34	-	1,621.79
PTTEP Iran Company Limited (PTTEP IR)	Petroleum	1.91	1.91	PTTEP OM	100%	100%	1.91	1.91	(338.77)	(265.62)	-	-
Diamond Petroleum Company Limited (DPC)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	1.29	1.52	-	-
PTTEP Merangin Company Limited (PTTEPM)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	(170.09)	(55.33)	-	-
PTTEP Bahrain Company Limited (PTTEP BH)	Petroleum	1.90	1.90	PTTEP OM	100%	100%	1.90	1.90	1.41	1.64	-	-
PTTEP Holding Company Limited (PTTEPH)	Petroleum	1.88	1.88	PTTEPO	100%	100%	1.88	1.88	(142.48)	1.11	-	-
PTTEP Indonesia Company Limited (PTTEP ID)	Petroleum	1.88	1.88	PTTEPH	100%	100%	1.88	1.88	(140.94)	1.27	-	-
PTTEP Bengara I Company Limited (PTTEPB)	Petroleum	1.88	1.88	PTTEP ID	100%	100%	1.88	1.88	(140.66)	1.42	-	-
PTTEP Thai Projects Limited (PTTEP TP)	Petroleum	1.00	-	PTTEPT	100%	-	1.00	-	0.94	-	-	-
PTTEP Andaman Limited (PTTEP A)	Petroleum	0.25	-	PTTEPS	100%	-	0.25	-	0.20	-	-	-
PTTEP Egypt Company Limited (PTTEP EG)	Petroleum	1.69	-	PTTEPH	100%	-	1.69	-	1.36	-	-	-
PTTEP Rommana Company Limited (PTTEPR)	Petroleum	1.69	-	PTTEP EG	100%	-	1.69	-	1.58	-	-	-
PTTEP Sidi Abd El Rahman Company Limited (PTTEP SAER)	Petroleum	1.69	-	PTTEP EG	100%	-	1.69	-	1.58	-	-	-
PTTEP Australia Pty Limited (PTTEP AU)	Petroleum	1.53	-	PTTEPH	100%	-	1.53	-	0.67	-	-	-
PTTEP Australia Offshore Pty Limited (PTTEP AO)	Petroleum	1.53	-	PTTEP AU	100%	-	1.53	-	1.48	-	-	-
PTTEP Bangladesh Limited (PTTEP BD)	Petroleum	1.67	-	PTTEPH	100%	-	1.67	-	1.64	-	-	-

Company	Type of business	Paid-in capital		Shareholding by	Percent of interest		Investment				Dividend for the years ended	
		2007	2006		2007	2006	Cost Method		Equity Method			
							2007	2006	2007	2006	2007	2006
Associated Companies												
Energy Complex Company Limited (EnCo)	Commerce	800.00	800.00	PTTEP	50%	50%	400.00	400.00	365.31	389.04	-	-
PTT ICT Solutions Company Limited (PTT ICT)	Services	150.00	150.00	PTTEP	20%	20%	30.00	30.00	31.43	29.66	-	-
Jointly Controlled Entities												
Carigali – PTTEPI Operating Company Sdn Bhd. (CPOC)	Petroleum , Malaysia	2.21	2.21	PTTEPI	50%	50%	1.11	1.11	1.02	1.02	-	-
Moattama Gas Transportation Company (MGTC)	Gas pipeline transportation, Union of Myanmar	0.76	0.76	PTTEPO	25.5%	25.5%	0.19	0.19	1,577.63	1,646.30	2,536.58	2,282.74
Taninthayi Pipeline Company LLC (TPC)	Gas pipeline transportation, Union of Myanmar	2.62	2.62	PTTEPO	19.3178%	19.3178%	0.57	0.57	1,595.60	1,681.35	1,560.87	1,552.98
Orange Energy Limited (Orange)	Petroleum , Thailand	100.00	100.00	PTTEPO	53.9496%	53.9496%	13,567.69	13,567.69	9,782.80	10,542.64	912.35	3,829.76
B8/32 Partners Limited (B8/32 Partners)	Petroleum , Thailand	110.00	110.00	PTTEPO	25.0009%	25.0009%	4,523.69	4,523.69	3,492.82	3,632.87	422.19	1,523.79

Relationship: The Company directly or indirectly holds the shares in subsidiaries, associates, and jointly controlled entities. Subsidiaries' management team is from the Company.

10.2 Investments in Subsidiaries, Associates, and Jointly controlled entities

Investments accounted for under equity method presented in the consolidated financial statements and under cost method for the Company's financial statements as at December 31, 2007 and 2006 comprised:

	Consolidated		The Company	
	2007	2006	2007	2006
PTTEP International Limited	-	-	20,000.00	20,000.00
PTTEP Offshore Investment Company Limited	-	-	0.13	0.13
PTTEP Services Limited	-	-	0.25	0.25
PTTEP Siam Limited	-	-	3,719.02	3,719.02
Energy Complex Company Limited	365.31	389.04	400.00	400.00
PTT ICT Solutions Company Limited	31.43	29.66	30.00	30.00
Total	396.74	418.70	24,149.40	24,149.40

Investments in jointly controlled entities are recorded in the Company's financial statements under the cost method. The Company presents its share of the assets, liabilities, incomes and expenses of jointly controlled entities, together with similar items, under similar headings in the proportionate consolidated financial statements.

Transactions of jointly controlled entities are included in the Company's financial statements as follows:

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Balance Sheets :										
Current assets	558.53	104.50	691.08	797.26	452.04	424.94	3,157.64	2,631.90	981.50	754.63
Non-current assets	-	-	3,171.35	3,554.04	1,757.00	1,967.22	7,005.87	7,411.12	2,852.40	2,999.51
Current liabilities	(557.51)	(103.48)	(56.05)	(42.26)	(30.98)	(30.51)	(3,221.42)	(3,614.96)	(985.76)	(1,074.05)
Non-current liabilities	-	-	(1,961.45)	(2,412.50)	(592.23)	(675.06)	(2,172.84)	(2,562.17)	(889.51)	(1,033.18)
Net assets	1.02	1.02	1,844.93	1,896.54	1,585.83	1,686.59	4,769.25	3,865.89	1,958.63	1,646.91

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Statements of income :										
Revenues	-	-	4,011.89	3,751.30	2,593.71	2,569.86	9,826.70	11,210.29	3,533.34	4,006.93
Expenses	-	-	(249.48)	(215.03)	(181.23)	(183.65)	(6,238.98)	(7,185.42)	(2,111.31)	(2,559.63)
Income before										
income taxes	-	-	3,762.41	3,536.27	2,412.48	2,386.21	3,587.72	4,024.87	1,422.03	1,447.30
Income taxes	-	-	(1,046.99)	(1,002.82)	(690.53)	(697.19)	(1,772.01)	(2,185.84)	(688.11)	(591.67)
Net income	-	-	2,715.42	2,533.45	1,721.95	1,689.02	1,815.71	1,839.03	733.92	855.63

11. **Property, Plant and Equipment - Net**

	Consolidated						
	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2006	172,665.56	6,994.86	2,683.29	11,789.47	7,306.39	2,586.82	204,026.39
Increase	28,858.02	10,812.12	446.81	970.60	2.22	17.21	41,106.98
Decrease	(93.17)	(1,824.59)	(76.37)	-	-	(36.29)	(2,030.42)
Currency translation differences	-	-	-	-	(470.98)	-	(470.98)
Balance as at December 31, 2007	201,430.41	15,982.39	3,053.73	12,760.07	6,837.63	2,567.74	242,631.97
Accumulated depreciation							
Balance as at December 31, 2006	(73,995.60)	-	(1,846.07)	(3,673.89)	(2,029.51)	(977.76)	(82,522.83)
Depreciation for the year	(14,154.63)	-	(202.86)	(1,086.08)	(229.67)	(236.51)	(15,909.75)
Decrease	38.41	-	61.69	(0.02)	-	58.00	158.08
Currency translation differences	-	-	-	-	121.27	-	121.27
Balance as at December 31, 2007	(88,111.82)	-	(1,987.24)	(4,759.99)	(2,137.91)	(1,156.27)	(98,153.23)
Provision for impairment loss							
Balance as at December 31, 2006	-	-	-	-	-	-	-
Increase	(389.54)	-	-	-	-	-	(389.54)
Balance as at December 31, 2007	(389.54)	-	-	-	-	-	(389.54)
Net book value as at December 31, 2006	98,669.96	6,994.86	837.22	8,115.58	5,276.88	1,609.06	121,503.56
Net book value as at December 31, 2007	112,929.05	15,982.39	1,066.49	8,000.08	4,699.72	1,411.47	144,089.20

Depreciation included in statement of income for the year ended December 31, 2006 Baht 14,768.03 Million

Depreciation included in statement of income for the year ended December 31, 2007 Baht 15,909.75 Million

The Company

	Oil and Gas Properties				Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs		
Historical cost						
Balance as at December 31, 2006	90,860.54	7.47	1,076.74	7,503.48	1,714.82	101,163.05
Increase	15,674.47	1,330.78	328.17	547.55	15.70	17,896.67
Decrease	(22.74)	-	(25.40)	-	(33.80)	(81.94)
Balance as at December 31, 2007	106,512.27	1,338.25	1,379.51	8,051.03	1,696.72	118,977.78
Accumulated depreciation						
Balance as at December 31, 2006	(36,743.62)	-	(931.68)	(1,928.80)	(892.28)	(40,496.38)
Depreciation for the year	(5,731.70)	-	(62.72)	(534.88)	(192.98)	(6,522.28)
Decrease	9.77	-	23.27	-	55.42	88.46
Balance as at December 31, 2007	(42,465.55)	-	(971.13)	(2,463.68)	(1,029.84)	(46,930.20)
Net book value as at December 31, 2006	54,116.92	7.47	145.06	5,574.68	822.54	60,666.67
Net book value as at December 31, 2007	64,046.72	1,338.25	408.38	5,587.35	666.88	72,047.58

Depreciation included in statement of income for the year ended December 31, 2006 Baht 5,591.40 Million

Depreciation included in statement of income for the year ended December 31, 2007 Baht 6,522.28 Million

12. Carried Cost under Petroleum Sharing Contract

As at December 31, 2007, the Group has carried costs presented under oil and gas properties in balance sheet and exploration expense in the statement of income for the projects listed as follows:

Project	Carried Cost	
	Oil and Gas Properties	Exploration Expense (Cumulative since 2002 – December 31, 2007)
Vietnam 52/97	34.07	-
Vietnam B & 48/95	35.65	-
Vietnam 16-1	533.58	1,248.78
Vietnam 9-2	1,294.65	811.23
Algeria 433a & 416b	401.29	277.76

13. Income Taxes and Deferred Income Taxes

13.1 Income Taxes

Income taxes for the years ended December 31, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Petroleum income tax				
Current tax expenses	18,302.01	18,279.93	11,951.64	11,765.71
Deferred tax expenses	1,030.30	1,059.28	1,383.65	1,222.75
Total	19,332.31	19,339.21	13,335.29	12,988.46
Income tax under Revenue Code				
Current tax expenses	1,014.51	(401.22)	416.99	41.99
Deferred tax expenses	(84.92)	115.72	(83.19)	91.35
Total	929.59	(285.50)	333.80	133.34
Income tax in the Foreign Countries				
Current tax expenses	2,668.36	2,433.81	-	-
Deferred tax expenses	15.43	136.76	-	-
Total	2,683.79	2,570.57	-	-
Total income taxes	22,945.69	21,624.28	13,669.09	13,121.80

	Tax Rate
Petroleum income tax on petroleum business in Thailand pursuant to Petroleum Income Tax Act B.E. 2514 and 2532	50%
Income tax under Revenue Code	
Income tax for the Company	
- Net income in portion of amount exceeding 300 million Baht	30%
- Net income in portion of amount not exceeding 300 million Baht for the period of 5 years from 2002 to 2006	25%
Income tax for subsidiaries and jointly controlled entities	15 - 30%
Corporate Income tax in the Union of Myanmar	30%

13.2 Deferred Income Taxes

Deferred income taxes as at December 31, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Deferred income tax liabilities				
Petroleum income tax	13,072.67	11,450.99	10,415.56	8,440.53
Income tax under Revenue Code	(8.80)	76.88	4.90	88.85
Corporate income tax in foreign countries	1,445.74	1,529.22	-	-
Total	14,509.61	13,057.09	10,420.46	8,529.38
	14,509.61	13,057.09	10,420.46	8,529.38

Deferred income taxes presented by categories are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Amortization of decommissioning costs and unrealized gain from decommissioning costs	1,488.18	1,293.99	657.88	609.67
Provision for obsolete stock	24.58	24.59	-	-
Provision for employee benefits	189.68	153.53	186.17	147.62
Gas price reduction	-	591.39	-	591.39
Provision for impairment loss	194.77	-	-	-
Depreciation	(16,401.92)	(15,016.49)	(11,259.61)	(9,773.96)
Bonds and expenses relating to the bond issuance	(4.90)	(104.10)	(4.90)	(104.10)
Total	(14,509.61)	(13,057.09)	(10,420.46)	(8,529.38)

14. Prepaid Expenses

Prepaid expenses as at December 31, 2007 and 2006 comprised:

	Consolidated		The Company	
	2007	2006	2007	2006
Petroleum royalty to the government of the Union of Myanmar	234.12	306.82	-	-
Up-front payment under Bongkot Gas Sale Agreement	-	168.80	-	168.80
Total	234.12	475.62	-	168.80

PTTEPI made prepayments for royalty of Yadana and Yetagun projects to the government of the Union of Myanmar. These prepayments will be amortized when the deferred income discussed in Note 17 is recognized.

The Company made an up-front payment to PTT under Amendment of Bongkot Gas Sales Agreement. PTT will purchase an additional gas volume of 61 Billion cubic feet during the period from April 1, 2005 to October 1, 2008. An up-front payment is recognized in the income statement when the gas is subsequently taken.

15. Other Non-current Assets

Other non-current assets as at December 31, 2007 and 2006 comprised:

	Consolidated		The Company	
	2007	2006	2007	2006
Costs carried for PetroVietnam				
in projects:				
- Vietnam B & 48/95	35.65	38.11	-	-
- Vietnam 52/97	34.07	36.41	-	-
Other deposits	24.68	15.14	24.13	14.59
Deferred of bonds issuing expenses	16.33	2.56	16.33	2.56
Others	2.93	3.88	0.23	0.41
Total	113.66	96.10	40.69	17.56

16. Bonds

Bonds as at December 31, 2007 and 2006 comprised:

	Consolidated & The Company			
	2007		2006	
	Million USD	Million Baht	Million USD	Million Baht
Unsecured and unsubordinated	-	-	254.10	9,206.41
Unsecured and unsubordinated	-	18,500.00	-	-
Less Current portion of long-term loan	-	-	(193.28)	(7,002.59)
Total	-	18,500.00	60.82	2,203.82

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a maturity period of 10 years. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year. The Company totally redeemed the bonds on September 19, 2007.

The Company issued 3.50 million unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling 3,500 million Baht. The bonds bear interest at a rate of 4.88% per annum, payable every six months on February 12 and August 12 of each year, and have a maturity period of 3 years, to be redeemed on February 12, 2010.

The Company issued 2.50 million unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling 2,500 million Baht. The bonds bear interest at a rate of 4.625% per annum, and have a maturity period of 15 years, to be redeemed on March 27, 2018. On September 27, 2005, the Company entered into a Cross Currency Swap transaction with a bank to swap Baht for USD 60.82 million. Under this agreement, interest is charged at the rate of 3.85% per annum. However, on May 2, 2007, the Company swapped the USD with the same bank for Baht 2,500 million. Under this agreement, interest is charged at the rate of 3.30% per annum until the expiry date and is payable every six months on March 27 and September 27 of each year.

The Company issued 3 tranches of unsecured unsubordinated bonds to retail investors and institutional investors in the total amount of Baht 12,500 million, detailed as follows:

	Tranche 1	Tranche 2	Tranche 3
Aggregate notes amount	6,000	3,500	3,000
Tenor	3 years	5 years	15 years NC5*
Interest rate	6MFDR + 0.99%**	3.91 % per annum	5.13 % per annum
Maturity date	June 15, 2010	June 15, 2012	June 15, 2022
Types of offering	Retail Investor	Retail / Institutional investor	Institutional Investor

*NC5 (Non Call 5 years): the Company has the right to redeem such debentures in Year 5 or Year 2012.

**On September 4, 2007, the Company entered into Interest Rate Swap (IRS) for Tranche 1 of bonds amounting to 6,000 million Baht with a financial institution to change the interest rate from fixed rate at 3.60% to floating rate at 6-month Fixed Deposit Rate plus 0.99% (6MFDR + 0.99%).

17. Deferred Income

Deferred income arises as a result of MGTC and TPC receiving advance payments from MOGE for pipeline transportation and PTTEPI receiving advance payments from PTT for natural gas that PTT was not yet able to take receipt of in 1999 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Projects. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in future years. Deferred income as at December 31, 2007 and 2006 comprised:

	2007	2006
Deferred income for the year 1999	-	492.58
Deferred income for the year 2000	2,766.65	2,948.28
Deferred income for the year 2001	293.01	590.63
Total	3,059.66	4,031.49

18. Provision for Decommissioning Costs

Provision for decommissioning costs recognized by the Group as at December 31, 2007 and 2006 comprised:

	Consolidated		The Company	
	2007	2006	2007	2006
Balance at beginning of the year	10,712.39	7,019.36	6,794.02	4,287.00
Currency translation differences	(692.09)	(842.29)	(438.47)	(514.74)
Additional provision	970.60	4,535.32	547.55	3,021.76
Balance at the end of the year	10,990.90	10,712.39	6,903.10	6,794.02

19. Other Non-Current Liabilities

Other non-current liabilities as at December 31, 2007 and 2006 comprised:

	Consolidated		The Company	
	2007	2006	2007	2006
Provision for employee benefits				
The Group	379.36	307.06	372.34	295.24
Joint venture projects	180.40	143.32	180.40	143.32
Remuneration under Gas Sales Agreement	1,084.32	-	1,084.32	-
Others	91.46	49.35	91.46	49.35
Total	1,735.54	499.73	1,728.52	487.91

The Group recognized provision for employee benefits as at December 31, 2007 amounting to 379.36 million Baht. The provision is for staffs whose employment contracts started before November 1995 and those who are the members of the provident funds. This is because when these members resign, based on the compensation and benefits provided under the provident fund, they will receive less than they would have under the old pension scheme. Therefore, the Company will compensate them so that they receive a benefit that is equal to the benefit under the old pension scheme.

According to the condition in the Gas Sales Agreement of Arthit Project, the Company has an obligation to make a payment to the buyer (PTT) in its operation totaling of USD 32 million, in which, the company has already absorbed the full amount of such liability on December 31, 2007. The cost was capitalized as part of oil and gas properties and was amortized over the contract life with straight line method.

20. Share Capital

The Company's registered capital consists of 3,322 million ordinary shares at 1 Baht per share, or a total of 3,322 million Baht. On November 13, 2007, the Company registered the change in its issued and fully paid-up capital to be 3,297.42 million ordinary shares at 1 Baht per share, or a total of 3,297.42 million Baht.

The Company reserves ordinary shares for the exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 years, total 62.00 million ordinary shares. As at December 31, 2007, the employees exercised the warrants to purchase 37.42 million shares. Therefore, there are 24.58 million reserved shares outstanding. The details are as follows:

Date of warrants issued	Exercised price (Baht per share)	Exercised right Warrant per ordinary share	The number of allotted shares (million shares)	The number of reserved shares (million shares)
August 1, 2002	22.2	1:5	9.78	0.22
August 1, 2003	23.4	1:5	9.55	0.45
August 1, 2004	36.6	1:5	9.76	4.24
August 1, 2005	55.6	1:5	6.19	7.81
August 1, 2006	91.2	1:5	2.14	11.86
	Total		37.42	24.58

21. Gain (Loss) on Foreign Exchange

Gain (loss) on foreign exchange for the years ended December 31, 2007 and 2006 comprised:

	Consolidated		The Company	
	2007	2006	2007	2006
Realized gain (loss) on foreign exchange	197.90	(746.53)	270.11	(154.11)
Unrealized gain (loss) on foreign exchange	717.69	2,060.46	428.36	1,244.80
Total	915.59	1,313.93	698.47	1,090.69

22. Other revenues

Other revenues for the years ended December 31, 2007 and 2006 comprised:

	Consolidated		The Company	
	2007	2006	2007	2006
Income from gas pipeline construction service	783.79	-	783.79	-
Rental income	89.95	27.78	18.83	19.09
Others	114.79	174.81	61.15	43.07
Total	988.53	202.59	863.77	62.16

23. Petroleum royalties and remuneration

Petroleum royalties and remuneration for the years ended December 31, 2007 and 2006 comprised:

	Consolidated		The Company	
	2007	2006	2007	2006
Petroleum royalties	11,253.53	10,930.27	6,203.69	5,891.17
Special remuneration benefits	1,275.63	1,918.44	-	-
Total	12,529.16	12,848.71	6,203.69	5,891.17

24. Earnings per share

Basic earnings per share for the years ended December 31, 2007 and 2006 are calculated as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Net income attributable to Shareholders (Million Baht)	28,455.39	28,047.27	19,754.97	20,620.46
Weighted average number of outside ordinary shares in issue (Million Shares)	3,290.41	3,279.24	3,290.41	3,279.24
Basic earnings per share (Baht)	8.65	8.55	6.00	6.29

A diluted earnings per share calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company's shares during the year) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution, no adjustment is made to net income.

Diluted earnings per share for the years ended December 31, 2007 and 2006 are calculated as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Net income attributable to shareholders (Million Baht)	28,455.39	28,047.27	19,754.97	20,620.46
Net income used to determine diluted earnings per share (Million Baht)	28,455.39	28,047.27	19,754.97	20,620.46
Weighted average number of outside ordinary shares in issue (Million Shares)	3,290.41	3,279.24	3,290.41	3,279.24
Adjustments for share options (Million Shares)	7.56	9.37	7.56	9.37
Weighted average number of outside ordinary shares for diluted earnings per share (Million Shares)	3,297.97	3,288.61	3,297.97	3,288.61
Diluted earnings per share (Baht)	8.63	8.53	5.99	6.27

25. Segment information

Primary reporting - business segments

	Consolidated financial statements for the years ended December 31, 2007						
	Exploration and production			Pipeline	Others	Inter-	Group's
		Other South	Middle East	South East		company	total
	Thailand	East Asia	and Others	Asia		Elimination	business
Revenues - Third parties	11,609.58	1,491.77	372.69	3,295.05	-	-	16,769.09
- Related parties	66,769.51	8,972.04	1,548.25	3,304.14	-	(3,304.14)	77,289.80
Other revenues - Third parties	-	-	-	-	225.33	(110.68)	114.65
- Related parties	-	-	-	-	783.79	-	783.79
Total Revenues	78,379.09	10,463.81	1,920.94	6,599.19	1,009.12	(3,414.82)	94,957.33
Operating expenses	6,160.29	3,891.82	285.51	164.31	721.63	(3,420.38)	7,803.18
Selling, general and administrative expenses	1,948.42	424.94	311.69	27.45	56.62	-	2,769.12
Exploration expenses							
- Dry hole	231.31	1,590.15	138.40	-	-	-	1,959.86
- Geological and geophysical	282.79	548.64	751.54	-	-	-	1,582.97
Depreciation, depletion and amortization	14,601.32	664.62	560.71	241.78	39.37	-	16,107.80
Royalties and remuneration	11,179.94	1,349.22	-	-	-	-	12,529.16
Loss on oil price hedging	857.51	-	-	-	-	-	857.51
(Gain) loss on foreign exchange	(595.50)	(0.56)	7.34	-	(0.59)	-	(589.31)
Share of loss from associates	-	-	-	-	21.97	-	21.97
Total Expenses	34,666.08	8,468.83	2,055.19	433.54	839.00	(3,420.38)	43,042.26
Segment result	43,713.01	1,994.98	(134.25)	6,165.65	170.12	5.56	51,915.07
Depreciation - general							(257.26)
Selling, general and administrative expenses - general							(564.07)
Operating profit							51,093.74
Other income, net							90.09
Finance costs - Interest income							810.02
- Interest expenses							(882.73)
Gain on foreign exchange							326.27
Director's remuneration							(36.31)
Income before tax							51,401.08
Tax - Project	(19,889.24)	(1,194.27)	1.33	(1,737.52)	(52.39)		(22,872.09)
- Group							(73.60)
Net Income	23,823.77	800.71	(132.92)	4,428.13	117.73		28,455.39
Assets							
Segment assets	119,541.18	23,976.18	8,198.62	5,250.29	1,604.58		158,570.85
Investments under equity method					396.74		396.74
Unallocated assets							31,071.55
Consolidated total assets							190,039.14
Liabilities							
Segment liabilities	57,439.23	5,005.11	870.96	1,781.39	560.42		65,657.11
Unallocated liabilities							17,595.20
Consolidated total liabilities							83,252.31
Capital Expenditures	30,364.93	8,755.29	1,969.50	(468.76)	71.93		40,692.89

Consolidation for the year ended December 31, 2006

	Exploration and Production			Pipeline	Others	Inter-	Group's
	Thailand	Other South East Asia	Middle East and Others	South East Asia		company Elimination	total business
Revenues - Third parties	13,681.78	1,147.22	-	2,928.08	-	-	
- Related party	62,293.30	9,216.98	-	3,387.44	-	(3,387.44)	
Other revenues - Third parties	-	-	-	-	199.33	(85.81)	113.52
Total Revenues	75,975.08	10,364.20	-	6,315.52	199.33	(3,473.25)	89,380.88
Operating expenses	6,142.81	3,932.71	13.04	138.33		(3,738.67)	6,488.22
Selling, general and administrative expenses	1,531.19	396.64	222.23	22.31	120.58		2,292.95
Exploration expenses							
- Dry hole	89.75	1,485.97	7.34	-	-	-	1,583.06
- Geological and geophysical	558.01	977.08	513.50	-	-	-	2,048.59
Depreciation, depletion and amortization	13,760.15	610.81	13.55	240.86	46.81	-	14,672.18
Royalties and remuneration	11,590.77	1,257.94	-	-	-	-	12,848.71
(Gain) loss on foreign exchange	(1,030.29)	64.72	-	-	-	-	(965.57)
Share of loss from associates	-	-	-	-	9.16	-	9.16
Total Expenses	32,642.39	8,725.87	769.66	401.50	176.55	(3,738.67)	38,977.30
Segment result	43,332.69	1,638.33	(769.66)	5,914.02	22.78	265.42	50,403.58
Depreciation - general							(234.47)
Selling, general and administrative expenses - general							(724.55)
Operating profit							49,444.56
Other income, net							89.08
Finance costs - Interest income							939.15
- Interest expenses							(1,114.37)
Gain on foreign exchange							348.36
Director's remuneration							(35.23)
Income before tax							49,671.55
Tax - Project	(19,633.70)	(866.61)	-	(1,700.01)	8.77		(22,191.55
- Group							567.27
Net Income	**23,698.99**	**771.72**	**(769.66)**	**4,214.01**	**31.56**		**28,047.27**
Assets							
Segment assets	98,068.98	17,999.61	6,178.47	5,943.35	1,006.71		129,197.12
Investments under equity method					418.70		418.70
Unallocated assets							28,197.09
Consolidated total assets							**157,812.91**
Liabilities							
Segment liabilities	52,424.95	5,516.50	880.74	1,938.69	198.90		60,959.78
Unallocated liabilities							8,328.68
Consolidated total liabilities							**69,288.46**
Capital Expenditures	31,448.52	5,137.09	2,286.62	(1,007.36)	545.31		38,410.18

The Group is organized into the following business segments:

- Exploration and production segment, the Group operates in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partner with international oil and gas companies. Most of domestic projects are located in the Gulf of Thailand. Overseas projects are located in Southeast Asia, Middle East, North Africa, and Australia. As at balance sheet date, the Group had 12 projects under production phase and 27 projects in development and exploration phases.
- Overseas pipeline segment, the Group has investments with its joint venture partners to operate pipelines to transport natural gas from the exploration and production projects where the Group has working interest i.e. Yadana and Yetagun projects.
- Other segments, other operations of the Group mainly comprise investments in a project strategically connected to energy business, which does not constitute a separately reportable segment.

Secondary reporting – geographical segments

The Group's two main business segments are managed on a worldwide basis. They are operated in three main geographical areas:

	Consolidation for the year ended December 31, 2007			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	11,609.58	4,786.82	372.69	16,769.09
- Related party	66,769.51	8,972.04	1,548.25	77,289.80
Segment assets	121,145.76	29,226.47	8,198.62	158,570.85
Investments under equity method	396.74	-	-	396.74
Capital expenditures	30,436.86	8,286.53	1,969.50	40,692.89
Consolidated total assets	152,614.05	29,226.47	8,198.62	190,039.14

	Consolidation for the year ended December 31, 2006			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	13,681.78	4,075.30	-	17,757.08
- Related party	62,293.30	9,216.98	-	71,510.28
Segment assets	99,075.69	23,942.96	6,178.47	129,197.12
Investments under equity method	418.70	-	-	418.70
Capital expenditures	31,993.83	4,129.73	2,286.62	38,410.18
Consolidated total assets	127,691.48	23,942.96	6,178.47	157,812.91

26. Disclosure of Financial Instruments

Foreign Currency Risk

The Group are aware of the risk from assets and liabilities denominated in foreign currencies, as a result, the Group have a policy of good management of assets and liabilities by which the structure and features of transactions in assets, liabilities and shareholders' equity are aligned with each other.

Interest Rate Risk

The Group are aware of the interest rate risk pertaining to financial assets and liabilities which arises from the movements in market interest rates and will affect the operating results of the Group both in the current and the future periods. Therefore, in order to hedge this interest rate risk, the Group have a policy of good management of assets and liabilities by which the structure and features of transactions in assets, liabilities and shareholders' equity are aligned with each other, and interest rate swap agreements are utilized, as discussed in Note 15.

Fair Value of Financial Instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from its carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

	As at December 31, 2007	
	Carrying amount	Fair value
Baht 2,500 million of unsecured and unsubordinated bond	2,500.00	2,455.88
Baht 3,500 million of unsecured and unsubordinated bond	3,500.00	3,597.54
Baht 12,500 million of unsecured and unsubordinated bond		
- Tranche 1, Baht 6,000 million	6,000.00	5,884.95
- Tranche 2, Baht 3,500 million	3,500.00	3,409.85
- Tranche 3, Baht 3,000 million	3,000.00	3,010.52
Interest rate swap for Baht 2,500 million bond	-	270.88
Interest rate swap for Baht 6,000 million bond	-	(36.06)

Oil Price Hedging

PTTEPO entered into oil price hedging for the Group's petroleum products based on Dubai oil price. PTTEPO recognized the loss from oil price hedging totaling of 858 million Baht in 2007. As at December 31, 2007, PTTEPO had the oil price hedging agreement for the period from January - December 2008 for 2.33 million barrels, and a valid oil price at 78 - 84 USD per barrel.

27. Dividend

On March 28, 2007, the annual general meeting of the shareholders approved payment of a dividend for the year 2006 of Baht 3.21 per share to the Company's shareholders. The Company made an interim dividend payment to the shareholders, for the first-half-year operations of 2006 at the rate of Baht 1.71 per share on August 28, 2006 and for the second-half-year operations of 2006 at the rate of 1.50 Baht per share on April 11, 2007.

The Company has estimated the dividend to its shareholders for the year 2007 of 3.28 Baht per share. The Company made an interim dividend payment to the shareholders, for the first-half-year operations of 2007 at the rate of Baht 1.61 per share on August 27, 2007 and still has to pay the dividend for the second-half-year operations of 2007 at the rate of 1.67 Baht per share. This dividend will be paid upon approval by the annual general meeting of the shareholders.

28. Commitment and Contingent Liabilities

Under the Arthit Gas Sale Agreement, if the seller fails to deliver on the contractual delivery date, the buyer is entitled to take a deficient quantity ("Shortfall") at a price equal to 75% of the current price applicable at the time the Shortfall occurred. PTT, as the buyer, notified the seller about the daily contractual quantity in early December 2007. PTTEP, however, could start-up first gas from Arthit Project in the first quarter 2008. PTTEP therefore has an obligation for price discount on such Shortfall amounting to approximately 791 million Baht.

As at December 31, 2007, the Company had contingent liabilities which are letters of guarantee amounting to 679.70 million Baht in the financial statements of the Company and 848.71 million Baht in the consolidated financial statements.

On January 28, 2005, the Board of Directors of the Company approved to provide a loan to Energy Complex Company Limited (EnCo) based on shareholding ratio of 50%, in the amount of 800 million Baht, being a part of the total loan amount Baht 1,600 million. As at December 31, 2007, the Company has loans to EnCo amounting to 600 million Baht.

29. Events after Balance Sheet Date

On January 21, 2008, PTTEPS was approved by Thai Government to reduce its participation interest in L21, 28, and 29/48 from 100% to 70%.

The Board of Director authorized for issue of the financial statements on January 30, 2008.

2. Management Discussion and Analysis of Operating Results in 2007

2.1 PTTEP Performance

Year 2007 was another challenging year for PTTEP due to the economic recession, high oil prices, the strengthening of the baht, and the rising demand for goods & services within the E&P business, which resulted in dramatic cost increases. PTTEP dealt with these challenges by being committed to the philosophy of efficiency improvement, reducing operating costs, and developing capabilities with the objective of maintaining sustainable growth. This effort yielded satisfying operation results as PTTEP total revenue for 2007 was 96,773 Million Baht and the net profit amounted to 28,455 Million Baht or 8.63 Baht per share diluted. The return of shareholders' equity was 29%.

Regarding business results for the year, PTTEP and subsidiaries succeeded in implementing most of the Company's plans in accordance with Company strategy and directions as summarized below:

Regarding its exploration activities, PTTEP maintained a good success rate as there were 36 successful wells out of a total of 51 exploration and appraisal wells drilled in 2007 which is higher than the worldwide E&P standard. This is particularly true for exploration activities in M9 Block in Myanmar, as PTTEP was successful in all exploration and appraisal wells drilled in 2007 including 3 exploration and 5 appraisal wells. The wells were drilled and encountered natural gas bearing formations with total thickness ranging between 46-161 meters per well. The successful result of the exploration activities in Block M9 confirms the potential of natural gas in the eastern part of M9 Block. PTTEP will prepare a development plan along with an exploration and appraisal program to verify additional potential in the Block.

PTTEP also accelerated the development activities of various projects. For the Arthit Project, PTTEP successfully installed major facilities including a central processing platform, a living quarters platform, six wellhead platforms, ninety development wells, five gas pipelines, and a condensate pipeline in 2007. Production is expected to start in the first quarter of 2008. In addition, PTTEP also accelerated Arthit North development and signed the Gas Sales Agreement with PTT Public Company Limited to provide an additional volume of natural gas at approximately 120 million standard cubic feet per day (MMSCFD) for approximately 3 years. The production from Arthit North will tentatively start in the third quarter of 2008. For MTJDA-B17 Project, PTTEP drilled a total of 7 exploration and appraisal wells in 2007 to verify additional reserves and also accelerated the project development by committing the procurement and construction work to support its first production in the fourth quarter of 2009. For the Bongkot Project, The Cabinet approved a production period extension for Bongkot for ten years, including Blocks B15, B16, and B17. This extension allows PTTEP and its partners to develop Greater Bongkot South (GBS) as well as to further explore and develop the remaining potential in Greater Bongkot North (GBN) which would greatly benefit the nation. The first phase of GBS development will start in 2008 and production is expected to start in 2011 at an initial production capacity of approximately 300 MMSCFD. GBS development will push Bongkot production capacity to approximately 900 MMSCFD. Regarding the development of other projects, construction of a wellhead platform for the Vietnam 9 – 2

Project started in July 2007 and the drilling of development wells progressed according to the development plan.

Regarding production activities, PTTEP managed its projects to meet its production targets. In addition, PTTEP officially started production from the Phu Horm (name officially changed to Sinphuhorm in January 2008) Project and the Oman 44 Project in the first quarter of 2007. Moreover, PTTEP started to supply flare gas, a by-product from the S1 crude oil process, to Ratchaburi Energy Company Limited for electricity generation. This effort benefits the country as a whole as it helps to exploit the natural resources at utmost benefit and also helps the country in reducing imported energy.

Regarding petroleum sales, PTTEP's sales volume averaged 179,767 barrels of oil equivalent per day (BOED) in 2007, higher than the average sales volume of 2006 of 169,348 BOED. In addition, the average sales volume for each quarter increased steadily from 171,170 BOED in the first quarter to 184,867 BOED in the fourth quarter. However, the average sales volume of 2007, 179,767 BOED, was still lower than the sales target of 187,713 BOED, which was initially set at the beginning of 2007. The reasons for the deviation from the sales target were due to technical problems in the gas/condensate separation plant of Oman 44 Project and to the temporarily suspended production from Nang Nuan Project due to well technical problems.

However, the first gas from Arthit Project was delayed from the Contractual Delivery Date targeted in 2007. Under the Arthit Gas Sale Agreement, if the seller fails to deliver on the Contractual Delivery date, the buyer is entitled to take a deficient quantity ("Shortfall") at a price equal to seventy-five percent (75%) of the current price applicable at the time the Shortfall occurred. In this case, PTT, as the buyer, notified the seller about the daily contractual quantity in early December 2007. PTTEP, however, could not deliver the nominated quantity. PTTEP therefore may have to be responsible for the Shortfall amounting to approximately 791 million Baht unless PTT is unable to accept delivery of such natural gas. At the present, PTTEP and its joint venture partners in Arthit Project are in the process of requesting evidence from the buyer to verify the buyers' readiness to accept the natural gas. This transaction is disclosed in Notes to Financial Statement under Contingent Liabilities.

Regarding its investments, PTTEP continued to expand its investment in the petroleum exploration and production sector in both domestic and overseas countries. For domestic investment, PTTEP was awarded the concession blocks A4/48, A5/48, and A6/48 in the Andaman Sea and the concession blocks G6/50, G7/50, and G8/50 in the Gulf of Thailand. For overseas investment, PTTEP officially signed Concession Agreements for 2 exploration blocks with the Government of the Arab Republic of Egypt, including Rommana Block and Sidi Abd El Rahman Offshore Block. These blocks were awarded to PTTEP and its joint venture partners in the 2006 EGAS international bid round organized by Egyptian Natural Gas Holding Company ("EGAS"). In addition, PTTEP and the consortia succeeded in bidding for 6 petroleum blocks offshore south of New Zealand South Island and were awarded the exploration of Block 2 offshore in the north of Bahrain. PTTEP also participated as a joint venture partner in Petroleum Permit AC/P36 located offshore of northwestern Australia. The overall success of investments in various

-3-/ regions is well-aligned ...

regions is well-aligned with PTTEP's investment strategy, which seeks to expand investments in high petroleum potential regions.

To further expand its investment, PTTEP increased participating interests in three existing projects, namely, the G4/43 Project in which PTTEP's participation interests was increased from 15 to 21.375, the Cambodia B Project in which PTTEP participation interests was increased from 30% to 33.333334%, and Merangin-I Project in which PTTEP participation interests was increased from 39% to 40%.

To minimize risk exposure in petroleum exploration and production activities, PTTEP signed an Assignment Agreement with Resourceful Petroleum (Thailand) Limited or RPL to transfer 30% of participation interests in Block L21/48, L28/48 and L29/48 to RPL. This transaction resulted in a change of the participation interests of PTTEP (operator) from 100% to be 70% and of RPL to be 30%. In addition, PTTEP's Board of Directors approved the farm-out agreement to transfer 40% of the participation interests in Nang Nuan Project (Block B6/27) to Nippon Oil Exploration Limited (NOEX). This transaction would change the participation interest in the Nang Nuan Project (Block B6/27) from PTTEP 100% to be 60% and NOEX to be 40%. However, the transactions will be effective after receiving an approval from the Thai government and the Supplementary Concession is signed.

In addition, in 2007, to minimize risks from oil price volatility, PTTEP conducted oil price hedging programs with the objective of ensuring revenue to be generated as planned. However, as the oil price in the fourth quarter of 2007 continuously increased to a level that was higher than the committed price, PTTEP, therefore, experienced an opportunity loss from oil price hedging amounting to 858 million Baht.

Regarding capability development, PTTEP continuously strived to improve organization capability. In 2007, PTTEP accelerated both recruitment and development of its people to support Company growth. To fulfill manpower requirements, PTTEP looked for potential candidates from both domestic and international sources. In addition, PTTEP has been using different tools for fast track development of its people, e.g., Competency Management System, High Potential Staff Development System, and also Management Development System, in which 360 leadership assessments was implemented for the first time in PTTEP.

In addition, PTTEP constantly improved its organization as well as its internal work process to support the organization's growth. In 2007, PTTEP revised its organization structure and manpower allocation models to be more efficient and to correspond with the current phase of development and the corporate strategy. The concept is to have Projects share services/resources from a central service function, which would benefit the organization in terms of resource allocation and knowledge management.

Regarding the controlling business philosophy, PTTEP always adheres to Corporate Governance principles and is determined to constantly improve its CG practices. In 2007, it was rated by the Thai Rating Information Services Co., Ltd. (TRIS) as 8.37 out of 10, which is considered as being "very good" regarding CG practices. The score was higher than 8.31 and 8.14 in 2006 and 2004 respectively.

-4-/ 2.2 Results ...

2.2 Results of Operations

Detailed discussion of financial results for the two years and quarters ending 31 December 2007 are as follows:

2.2.1 Results of Operations – Full Year Comparison

	31 December	
(Unit : Millions of Baht except for Baht per share amounts)	2007	2006
Net income		
Exploration and production	24,491	23,701
Pipelines	4,428	4,214
Others	(464)	132
Total Net income	**28,455**	**28,047**
Diluted earnings per share	8.63	8.53
Total Revenues	96,773	91,723
Total Sales	90,764	86,339

For the results of operations for the year 2007, PTTEP and its subsidiaries' net profit was Baht 28,455 million or Baht 8.63 per share-diluted, an increase of Baht 408 million when compared with the year 2006's net profit of Baht 28,047 million (2006: Baht 8.53 per share-diluted). Return on shareholders' equity for this year was 29% (2006: ROE at 35%)

For the year 2007, total revenues of PTTEP and its subsidiaries amounted to Baht 96,773 million, an increase of Baht 5,050 million or 6% when compared with Baht 91,723 million for the last year. This increase was mainly due to an increase in sales of petroleum of Baht 4,425, resulting from (1) the average petroleum sales price in USD currency in this year rose to USD 39.78 per barrel of oil equivalent (BOE), which resulted from the higher world market price, against last year at USD36.52 BOE; however, the average sales exchange rate for this year decreased to Baht 34.77 per USD against last year's Baht 38.24 per USD as a result of the strengthened Baht (2) the higher sales volume for the year 2007 rose to 179,767 barrels of oil equivalent per day (BOED) compared with last year (169,348 BOED). This increased sales volume mainly came from petroleum production sales from the Oman 44 and Phu Horm (name officially changed to Sinphuhorm in January 2008) projects (first production began last year) including the crude sales from the S1 project and the natural gas sales from the Pailin and Yadana projects. However, there was a decrease in petroleum production sales from the B8/32&9A project.

PTTEP and its subsidiaries had a foreign exchange gain in this year amounting to Baht 916 million, a decrease of Baht 398 million or 30% when compared with last year (Baht 1,314 million) because of the strengthened Baht. During 2007, the Company redeemed its Bond in foreign currency and entered into a Cross Currency Interest Rate Swap – CRS from foreign currency to Thai Baht.

PTTEP and its subsidiaries received higher revenue from pipeline transportation, which was proportionally recorded from gas pipeline transportation in

Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC); and the lower interest income as a result of the decreased interest rate return from fixed deposits and short-term financial instruments. In addition, the other income increased mainly as a result of construction service from the Arthit gas export pipeline to customers.

PTTEP and its subsidiaries incurred expenses for this year amounting to Baht 44,489 million, an increase of Baht 3,552 million or 9% when compared with Baht 40,937 million last year. This increase was the effect of

(1) Higher depreciation and amortization expenses, mainly from the Oman44, Phu Horm (name officially changed to Sinphuhorm in January 2008) , Bongkot, Pailin and S1 projects as a result of higher production volumes; in addition, the recognition of impairment loss from the Nang Nuan project as a result of the decrease in net future cash flow.

(2) Rising operating expenses, mainly due to the construction cost from the Arthit gas export pipeline to customers, operating expenses from the Oman44 project (first production this year), pre-operating expenses from the Arthit project and the facilities re-location cost from the Nang Nuan project because of its suspended production.

(3) Increased selling and administration expenses, mainly from the Oman, Arthit, MTJDA and Algeria 433a&416b projects, resulting from an increase in operation activities.

(4) In the fourth quarter this year, there was loss on oil price hedging for the Group's petroleum products because of the use of Dubai Oil as the underlying crude (as of 31 December 2007, the Company entered into an Oil Price Hedging agreement for the period from January – December 2008 for 2.33 Barrel volume million, and a valid oil price at 78-84 USD per BBL)

(5) Decreased exploration expenses, mainly the net effect of (1) lower seismic costs from the Bongkot, Myanmar M7&M9, Vietnam 16-1 and Iran Saveh projects; however, there was (2) higher write-off of dry wells which mainly came from the Vietnam 16-1 and Algeria 433a&416b projects.

(6) Lower remuneration (the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532) as a result of decreased sales revenue from the B8/32&9A project

-6-/ 2.2.2 Results...

2.2.2 Results of Operations - Quarterly Comparison

Earnings summary (Unit: Millions of Baht, except for Baht per share amounts)	3rd Quarter 2007	4th Quarter 2007	4th Quarter 2006
Income from continuing operations			
Exploration and production	5,819	6,673	5,224
Pipelines	1,123	1,134	1,088
Others	104	(327)	(194)
Total net income	**7,046**	**7,480**	**6,118**
Diluted earnings per share	2.14	2.26	1.86
Total Revenues	24,030	28,514	21,449
Total Sales Revenues	22,521	26,840	20,149

Fourth Quarter of 2007 compared with Fourth Quarter of 2006

For the results of operations in the fourth quarter of 2007, PTTEP and its subsidiaries' net profit was Baht 7,480 million or Baht 2.26 per share-diluted, an increase of Baht 1,362 million or 22% from the same period last year, in which net profit was Baht 6,118 million.

For this quarter, the total revenue was Baht 28,514 million, an increase of Baht 7,065 million or 33% from the same period last year (Baht 21,449 million). The increase was mainly due to the higher sales revenue of Baht 6,691 million, resulting from (1) the rise of the average petroleum sales price to USD 46.28 per BOE against the same period last year (USD 35.92 per BOE) resulting from the higher world market price (2) the higher sales volume in this quarter to 184,867 BOED compared with the same period last year of 165,465 BOED. The increased sales volume mainly came from the petroleum production sales from the Oman 44 and Phu Horm projects and the nature gas sales from the Pailin, Bongkot and Yadana projects. However, there was a decrease in petroleum production sales from the B8/32&9A project.

PTTEP and its subsidiaries had a foreign exchange gain for this quarter amounting to Baht 53 million, a decrease of Baht 239 million or 82% when compared with the same period last year (Baht 292 million) because of the strengthened Baht. During 2007, the Company redeemed its bond in foreign currency and entered into a Cross Currency Interest Rate Swap – CRS from foreign currency to Thai Baht. In addition, the other income increased mainly due to construction service from the Arthit gas export pipeline to customers.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 14,189 million, an increase of Baht 4,380 million or 45% from the same period last year (Baht 9,809 million). This increase was the net effect of

-7-/ (1) Increased...

(1) Increased operating expenses, mainly due to the construction costs from the Arthit gas export pipeline to customers and the operating expenses from the Oman44 project (first production this year)

(2) Higher exploration expenses, mainly due to the write-off of dry wells in the Vietnam 16-1 and Algeria 433a&416b projects including the higher seismic costs from the Oman 58, Myanmar M7&M9 and the project in New Zealand.

(3) Rising depreciation and amortization expenses, mainly from the B8/32&9A and Oman 44 projects and the recognition of impairment loss from the Nang Nuan project as a result of a decrease in net future cash flow.

(4) There was recognition of a loss on oil price hedging in this quarter

Fourth Quarter of 2007 compared with Third Quarter of 2007

For the results of operations in the fourth quarter of 2007, PTTEP and its subsidiaries' net profit was Baht 7,480 million or Baht 2.26 per share-diluted, an increase of Baht 434 million or 6% from the previous quarter's net profit of Baht 7,046 million.

For this quarter, the total revenue was Baht 28,514 million, an increase of Baht 4,484 million or 19% from the previous quarter (Baht 24,030 million). This increase was mainly due to the higher sales revenues amounting to Baht 4,319 million, resulting from (1) the rise of the average petroleum sales price to USD 46.28 per BOE against the previous quarter (USD 38.75 per BOE) resulting from the higher world market price and (2) the higher sales volume in this quarter to 184,867 BOED compared with the previous quarter of 183,660 BOED. The increased sales volume mainly came from the petroleum production sales from the Oman 44 project. However, the sale volume from the Bongkot project decreased due to plant shutdowns and suspended production in the Nang Nuan project at the end of August 2007.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 14,189 million, an increase of Baht 2,850 million or 25% from the previous quarter (Baht 11,339 million). This increase was mainly the net effect of

(1) Increased depreciation expenses, mainly from the B8/32&9A project as a result of additional oil and gas properties and the recognition of the impairment loss from the Nang Nuan project.

(2) Higher exploration expenses, mainly due to the write-off of dry wells in the Vietnam 16-1, Indonesia and Algeria 433a&416b projects etc.

(3) Decreased operating expenses, mainly from the facilities re-location cost from the Nang Nuan project in this quarter.

(4) There was recognition of a loss on oil price hedging.

2.3 Financial position

(Unit: Million in Baht)	31 December 2007	2006
Total Assets	190,039	157,813
Total Liabilities	83,252	69,288
Total Shareholders' Equity	106,787	88,525

As of 31 December 2007, PTTEP and its subsidiaries had total assets of Baht 190,039 million, or Baht 32,226 million (20%) higher than at the end of 2006. This increase was mainly due to an increase in oil and gas properties for production, mainly from the Arthit, Oman 44, S1, Pailin, Projects in Vietnam, MTJDA and Myanmar M7&M9 projects. In addition, higher cash and cash equivalents from the bond issuance during the year, in which the Company invested its surplus cash in short-term financial instruments carrying low risk, such as Treasury Bills, Promissory Notes and deposits with commercial banks, where emphasis is given to security and liquidity.

Most of the current assets as of December 31, 2007 were cash and cash equivalents, parent company receivables, accounts receivables and material and supplies. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, (2) investments in associated companies, Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under the title of Investment Accounted for under Equity Method and (3) the loan to Energy Complex Co., Ltd presented under the title of Long-term loan to related parties

PTTEP and its subsidiaries had total liabilities of Baht 83,252 million, which were higher than at the end of 2006 by Baht 13,964 million, mainly due to the net of Baht bond issuance and bond repayment in foreign currency amounting to Baht 9,293 million; as a result, the Company's remaining debt profile amounted to Baht 18,500 million and the interest rate changed from 100% fixed to 70% fixed and 30% floated.

Deferred income from pipeline transportation in Myanmar decreased in accordance with gas volume which was gradually taken by the buyer during the year.

Non-current liabilities increased Baht 1,190 million mainly due to the commitment to pay Baht 1,084 million under the Gas Sales Agreement from the Arthit project to PTT Plc. Co., Ltd. The payment will be settled in the third quarters of 2009 and 2010.

On November 13, 2007 the Company registered the change in its registered paid-up capital from Baht 3,296.04 million to Baht 3,297.42 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 1,384,800 shares at the par value of Baht 1 per share resulting in a total of 1,384,800 Baht. As of December 31, 2007 the outstanding number of warrants was 4,915,940 units.

-9-/ For 2007 ...

For 2007, PTTEP and its subsidiaries had a net cash flow from operations of Baht 45,141 million, a net cash flow used in investment activities of Baht 39,709 million, a net cash flow used in financing activities of Baht 63 million which mainly resulted from the higher investment in oil and gas properties. In addition, the main financing activities consisted of (1) net cash received from bond repayment and bond issuance of Baht 9,736 million (2) a dividend payment of Baht 10,236 million and (3) cash received from the issuance of ordinary share for the exercise of warrants of Baht 563 million.

In compliance with the resolution of the Board of Directors' meeting held 27 July 2007, PTTEP paid an inter-rim dividend based on its half year performance to its shareholders at Baht 1.61 per share on 27 August 2007.

Regarding protection against potential risks which may affect its projects, PTTEP purchased insurance coverage by considering all types of perils and appropriate sums-insured related to each project. Insurance premiums have been slightly changed, but the coverage is appropriately maintained at the same level. In the third quarter of 2007, PTTEP, PTT and 9 PTT subsidiaries jointly purchased insurance coverage for PTT Group in order to gain bargaining power, resulting in an insurance premium for a 2008 decrease of 30%; the period covered have been changed from 1 January – 31 December to 1 October – 30 September

In 2007 the company's financial profile has remained strong due to continued high petroleum prices, the company's ability to attain financial growth whilst maintaining its financial strengths, and the Thai government's support of the company in the petroleum exploration and production business. As of 31 December 2007, PTTEP's credit ratings are as follows;

- A2 for its Long-term foreign currency rating by Moody's Investors Service
- BBB+ for its Long-term foreign currency rating, and BBB+ for its Long-term local currency rating by Standard and Poor's Ratings Services
- A- by Japan Credit Rating Agency, Limited
- AAA by TRIS Rating Company Limited

2.4 Adoption of New Accounting Standard

The Federation of Accounting Professions (FAP) issued Notification to adopt the Thai Accounting Standard related to International Financial Reporting Standard. The revised Thai Accounting Standards that have been published in the Royal Gazette and have become effective for the financial statement for fiscal year beginning on or after 1 January 2007 are as follows:

TAS 44	Consolidated Financial Statements and Separate Financial Statements
TAS 45	Investments in Associates
TAS 46	Interests in joint Ventures

Since the first quarter of 2007, the Company has changed the Accounting for investments in subsidiaries and associates presented in the Company's financial

-10-/ statements to comply ...

statements to comply with the revisions and restated, in accordance with this accounting change, for comparative purposes.

The revised Thai Accounting Standards that have been published in the Royal Gazette and become effective for the financial statement for fiscal year beginning on or after 1 January 2008 are as follows:

TAS 25	Cash Flow Statements
TAS 29	Leases
TAS 31	Inventories
TAS 33	Borrowing Costs
TAS 35	Presentation of Financial Statement
TAS 39	Accounting Policies, Changes in Accounting Estimates and Errors
TAS 41	Interim Financial Reporting
TAS 43	Business Combinations
TAS 49	Construction Contracts
TAS 51	Intangible Assets

Company management has assessed the effect of these revised accounting standards and believes that they will not have any significant impact on PTTEP and its subsidiaries financial statements.

2.5 Impact on Operational Results

Key factors which affected the 2007 operation results include oil price volatility, Baht strengthening, higher fiscal regime, higher cost of operations, and the limitations of human resources development and organization capability to support growth.

1. In 2007, oil prices were highly volatile as determined by the price of Brent crude which started at 49 USD per barrel at the beginning to 96 USD per barrel at the end of the year. Since the PTTEP product price is closely related to world oil prices, the high oil price situation resulted in an increase of PTTEP average product prices from 36.52 USD per barrel of oil equivalent (BOE) in 2006 to 39.78 USD per BOE in 2007.
2. Baht strengthening is another key factor that has impacted on PTTEP operational results. However, since the majority of Company revenues and expenditures are US Dollar based, the impact of a strong Thai Baht on business performance is quite limited.
3. Fiscal regime has trended upward for several years as the governments of high petroleum potential countries have raised their fiscal regimes steadily. To deal with the situation, various oil companies have improved their operational efficiency to maintain the expected return. PTTEP realized the impact of the situation and closely monitored the development and took into account both fiscal regime and the risk of its future increase when evaluating investment opportunities. In addition, PTTEP also continuously improved the operational efficiency of various projects with the objective to generate the optimum return as planned.
4. Continuous cost increase is another factor that has had a vital impact on PTTEP business performance. As result of the high oil price, various oil companies strive for

-11-/ goods & services ...

goods & services for E&P business which resulted in a tight supply market and dramatic cost increases. However, to effectively contain the cost issue, PTTEP closely monitors its cost trends. It also analyzes and implements various programs to effectively manage and reduce costs e.g. 1) Long Term Procurement Planning to increase bargaining power and secure long lead materials & services at lower price within the timeline and budget; 2) Overall efficiency improvement efforts through synergy and sharing of assets to generate value and optimize operating costs; 3) Standard Wellhead Platform Design to study and prepare standard wellhead platform designs for various projects which helps reduce design costs and also provides benefits in terms of procurement and long term maintenance. In addition, PTTEP has also closely monitored the activities and work progress of every project in order to analyze and provide timely solutions to potential problems that may lead to project delays. All efforts have been made to ensure that all projects are progressing as planned and that they will generate return for our stakeholders.

5. Human resources and organization capability development that corresponds well with growth is another key factor which impacted business performance, especially in light of the tight labor market. PTTEP values a strong human resources base as strategic factors for sustainable growth. PTTEP, therefore, is determined to acquire and develop the quality of its people by using various tools, including competency management system, a special development system for high potential staff, etc. In addition, PTTEP has improved its organization capability by continuously evolving the organization structure & HR allocation system as well as streamlining key work processes to correspond with changes in business requirements. Finally, it also promotes Knowledge Management across the organization, which also includes effective database management and creation of a knowledge base culture to promote learning and transferring of knowledge/expertise within the organization. The overall objective of this effort is to turn related knowledge into wisdom and to use related information to improve overall decision making.

-12-/ PTT Exploration...

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

Unit : Baht

	Consolidated			
	For the fourth quarter		For the year	
	2007	2006	2007	2006
Revenues				
Sales	26,839,764,593	20,148,607,078	90,763,839,894	86,339,273,751
Revenue from pipeline transportation	799,948,335	801,881,116	3,295,046,779	2,928,083,487
Other revenues				
Gain on foreign exchange	53,176,177	292,534,140	915,589,977	1,313,928,593
Interest income	188,370,190	190,123,687	810,016,595	939,145,960
Others income	630,503,616	12,459,573	988,530,677	202,587,964
Share of profit from investments accounted for under equity method	2,263,015	3,576,797	-	-
Total revenues	**21,449,182,391**	**21,449,182,391**	**96,773,023,922**	**91,723,019,755**
Expenses				
Operating expenses	2,249,694,622	1,734,614,284	7,803,174,864	6,488,216,264
Exploration expenses	1,404,459,816	1,110,205,708	3,542,833,456	3,631,646,309
General administrative expenses	1,017,406,954	974,287,160	3,333,182,967	3,017,492,241
Petroleum royalties and remuneration	3,895,657,178	2,637,317,585	12,529,163,938	12,848,706,315
Other expenses				
Depreciation, depletion and amortization	4,735,892,907	3,325,544,960	16,365,064,534	14,906,652,305
Loss on oil price hedging	857,514,912	-	857,514,912	-
Director's remuneration	27,827,976	27,241,758	36,312,812	35,229,285
Share of loss from investments accounted for under equity method	-	-	21,965,559	9,158,411
Total expenses	**14,188,454,365**	**9,809,211,455**	**44,489,213,042**	**40,937,101,103**
Income before interest and income taxes	**14,325,571,561**	**11,639,970,936**	**52,283,810,880**	**50,785,918,652**
Interest expenses	177,240,045	163,912,098	882,727,701	1,114,368,134
Income taxes	6,667,943,984	5,357,862,072	22,945,693,635	21,624,279,138
Net income	**7,480,387,532**	**6,118,196,766**	**28,455,389,544**	**28,047,271,380**
Earnings per share				
Basic earnings per share	2,.27	1.86	8.65	8.55
Diluted earnings per share	2.26	1.86	8.63	8.53

(A) PTTEP and its Subsidiaries' Petroleum Reserves Report As of December 31, 2007

The total Proved Reserves of PTT Exploration and Production Public Company Limited (PTTEP) and its Subsidiaries as of December 31, 2007 are shown in the attached table. The Proved Reserves are reviewed annually by company's earth scientists and reservoir engineers to ensure rigorous professional standards. The Proved Reserves are reported on a gross basis, which includes the company's net working interest and related host country's interest.

No reserve quantities have been recorded for the hydrocarbon discoveries in Blocks B, 48/95, 52/97, 16-1 Projects in offshore Vietnam, and Myanmar M7&M9 in Gulf of Mataban since no commercial arrangement has been established for the discoveries.

The total Proved Reserves (Consolidated Companies) as of December 31, 2007 of PTTEP and its Subsidiaries are 196 Million Stock Tank Barrels (MMSTB) for crude oil and condensate, and 4,844 Billion Standard Cubic Feet (BSCF) for gas. The total Proved Reserves (Consolidated Companies) in term of oil equivalent is 946 Million Barrels (MMBOE).

The total production in 2007 (Consolidated Companies) is 76 MMBOE (21 MMSTB for crude and condensate, and 344 BSCF for gas) or the production rate of approximately 209,000 Barrels of Oil Equivalent per Day (BOED). The increase is approximately 15,000 BOED or 8% higher than that of last year. The production increase was mainly attributed to the improvement of the petroleum production from Unocal III, Phu Horm and Oman 44 projects in 2007.

	Proved Reserves of Crude oil and Condensate[1] (Million Barrels)			Proved Reserves of Nature Gas[1] (Billion Cubic Feet)			Proved Reserves of Crude oil, Condensate and Natural Gas[1] Barrel of Oil Equivalent (Million Barrels)		
	Domestic[2]	Foreign	Total	Domestic[2]	Foreign	Total	Domestic[2]	Foreign	Total
Company's share of reserves of consolidated companies									
As of December 31, 2005	138	13	151	3,325	1,833	5,158	688	262	950
1) Revision of previous estimates	(1)	-	(1)	67	(1)	66	-	-	-
2) Improved recovery	11	-	11	17	-	17	15	-	15
3) Extensions and discoveries	-	15	15	31	44	75	6	23	29
4) Purchases/Sales of Petroleum in Place	-	-	-	-	-	-	-	-	-
5) Production	(19)	(1)	(20)	(221)	(94)	(315)	(57)	(14)	(71)
Total consolidation companies As of December 31, 2006	129	27	156	3,219	1,782	5,001	652	271	923
Company's share of reserves of consolidated companies									
As of December 31, 2006	129	27	156	3,219	1,782	5,001	652	271	923
1) Revision of previous estimates	8	-	8	22	-	22	18	-	18
2) Improved recovery[3]	6	-	6	10	-	10	8	-	8
3) Extensions and discoveries[4]	2	45	47	152	3	155	27	46	73
4) Purchases/Sales of Petroleum in place	-	-	-	-	-	-	-	-	-
5) Production	(19)	(2)	(21)	(228)	(116)	(344)	(58)	(18)	(76)
Total consolidation companies As of December 31, 2007	126	70	196	3,175	1,669	4,844	647	299	946

(1) The proved reserves are reported on a gross basis which includes the company's net working interest and the related host country interest.

(2) Included MTJDA-B17 Project

(3) Improved by the waterflooding techniques in S1 project.

(4) PTTEP discovers and plan to develop the new proved reserves in S1 project, Unocal III project, MTJDA-B17 project, Vietnam 9-2 project and Algeria 433a&416b prpoject.

(B) **Capitalized costs relating to oil and gas producing activities**

Capitalized costs represent cumulative expenditures for proved and unproved properties, and support equipment and facilities used in oil and gas exploration and production operations together with related accumulated depreciation, depletion, amortization and impairment.

Proved properties include exploration & development wells, equipment, transportation pipeline and related producing facilities associated with proved reserves project. Unproved properties represent amounts associated with non-proved reserve project. Support equipment and facilities include warehouse, field offices, vehicles and movable assets used in oil and gas producing activities.

The net capitalized costs represent the undepreciated value for these assets.

(Unit: Million Baht)	2007	2006
Proved properties	208,268	179,972
Unproved properties	15,982	6,995
Accrued decommissioning costs	12,760	11,790
Support equipment and facilities	3,054	2,683
Gross capitalized costs	**240,064**	**201,440**
Accumulated depreciation, depletion, amortization and impairment	(97,386)	(81,545)
Net capitalized costs	142,678	119,895

(C) Costs Incurred in oil and gas property acquisition, exploration, and development activities

Costs incurred in oil and gas property acquisition, exploration and development activities represent amounts both capitalized and charged to expense during the year. Property acquisition costs include costs to purchase proved and unproved properties.

Exploration costs include the costs of geological and geophysical work, carrying and retaining undeveloped properties, and drilling and equipping exploratory wells.

Development costs include costs associated with drilling and equipping development wells, improved recovery systems, facilities for extraction, treating, gathering and storage, producing facilities for existing developed reserves, and costs associated with transportation pipeline.

(Unit: Million Baht)	2007			2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Acquisition of properties						
- Proved	110	(12)	98	410	(1)	409
- Unproved	2	136	138	84	303	387
Exploration costs [1]	3,429	8,325	11,754	1,448	5,112	6,560
Development costs	26,360	2,943	29,303	25,852	2,209	28,061
Total	29,902	11,392	41,293	27,794	7,623	35,417

(1) Exploration costs include transferring of exploration well costs to development well costs for future production.

(D) Results of operation for producing activities

Results of operations from oil and gas producing activities for the year 2007 and 2006 are shown in the following table.

Operating costs include lifting costs incurred to operate and maintain productive wells and related equipment. Exploration expenses consist of geological and geophysical costs, and dry hole costs.

General administrative expenses are expenses directly related to oil and gas producing activities.

Depreciation, Depletion and Amortization expense relates to capitalized costs incurred in acquisition, exploration and development activities, transportation pipeline, including amortized decommissioning costs.

Other income/expenses include pipeline transportation income and foreign exchange gains and losses.

Income tax expenses are based on the tax effects arising from the operations.

General corporate overhead and interest costs are excluded from the results of operations.

	2006			2005		
(Unit: Million Baht)	Domestic	Foreign	Total	Domestic	Foreign	Total
Gross revenues :						
Total Sales	78,379	12,385	90,764	75,975	10,364	86,339
Expenses :						
Operating expenses	6,160	921	7,082	6,143	345	6,488
Exploration expenses	514	3,029	3,543	648	2,984	3,632
General administrative expenses	1,948	764	2,713	1,531	641	2,172
Petroleum royalties and remuneration	11,180	1,349	12,529	11,591	1,258	12,849
Depreciation, depletion and amortization	14,601	1,467	16,068	13,760	865	14,625
Oil price hedging loss	858	-	858	-	-	-
Other (income)/ expenses	(596)	(3,288)	(3,883)	(1,031)	(2,863)	(3,894)
Total expenses	34,666	4,242	38,909	32,642	3,230	35,872
Results before income taxes	43,713	8,143	51,856	43,333	7,134	50,467
Income tax expenses	19,889	2,930	22,820	19,634	2,567	22,201
Net results of operations	23,824	5,212	29,036	23,699	4,567	28,266

(E) Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of year-end proved oil and gas reserves remaining less estimated future expenditures (based on year-end costs) to be incurred in developing and production the proved reserves, discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows. Future income taxes are calculated by applying the appropriate year-end statutory tax rates to the future pre tax net cash flows and reduced by applicable tax deductions or tax credits.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider probable and possible which may become proved reserves in the future, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any of fair value is necessarily subjective and imprecise.

	Domestic		Foreign		Total	
(Unit: Million Baht)	2007	2006	2007	2006	2007	2006
Future cash inflows	695,429	570,913	283,478	218,826	978,908	789,739
Future production costs	(96,209)	(69,703)	(34,111)	(21,943)	(130,320)	(91,646)
Future development costs	(165,820)	(124,540)	(22,089)	(9,918)	(187,910)	(134,458)
Future income tax expenses	(144,069)	(129,662)	(71,184)	(65,514)	(215,254)	(195,176)
Future net cash flows	289,330	247,009	156,094	121,450	445,424	368,459
10% annual discount	(109,001)	(93,475)	(75,805)	(56,328)	(184,806)	(149,803)
Standardized measure of discounted future net cash flows (SMDCF)	180,329	153,534	80,290	65,122	260,618	218,656

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

(Unit: Million Baht)	2007	2006
Present value at beginning of year	218,656	199,550
Sales and transfers of oil and gas produced, net of production costs	(72,911)	(68,278)
Development costs incurred during the period	35,758	30,012
Net changes in prices and production costs	123,112	41,970
Net changes in development costs	(63,436)	(21,928)
Extensions, discoveries and improved recovery	77,519	30,250
Revisions of previous quantity estimates	13,740	(613)
Purchases / sales of petroleum in place	-	-
Accretions of discount	(51,743)	2,902
Net changes in income taxes	(20,078)	4,791
Present value at the year end	260,618	218,656

(F) Other information

Productive Oil and Gas Wells

The numbers of productive wells at December 31, 2007 were as follows:

	Oil		Gas	
	Gross	Net	Gross	Net
Thailand	551	252	398	174
Foreign				
Southeast Asia	-	-	23	5
Middle East and Others	-	-	3	3
Total	**551**	**252**	**424**	**182**

Drilling in Progress

The numbers of oil and gas wells in progress at December 31, 2007 were as follows:

	Gross	Net
Exploratory		
Thailand	3	1.9
Foreign		
Southeast Asia	1	0.4
Middle East and Others	2	0.5
Total	**6**	**2.8**
Development		
Thailand	42	6.8
Foreign		
Southeast Asia	-	-
Middle East and Others	-	-
Total	**42**	**6.8**

Net Oil and Gas Wells Drilled Annually in 2007

	Net Productive wells drilled	Net dry well drilled
Exploratory		
Thailand	7.1	2.0
Foreign		
Southeast Asia	3.5	1.4
Middle East and Others	1.1	1.5
Total	**11.7**	**4.9**
Development		
Thailand	116	-
Foreign		
Southeast Asia	-	-
Middle East and Others	-	-
Total	**116**	-

Gross wells include the total number of wells in which the company has an interest.

Net wells are the sum of the company's fractional interests in gross wells

Quarterly Information in 2007 and 2006 (unaudited) for the consolidated financial statement are as follows:

(Unit: Million Baht)

Year 2007	4thQ	3rdQ	2ndQ	1stQ
Revenues				
Sales	26,840	22,521	21,672	19,731
Revenue from pipeline transportation	800	863	806	826
Other revenues				
Gain on foreign exchange	53	185	221	456
Interest income	188	179	226	217
Other revenues	631	282	36	40
Share of profit from investments accounted for under equity method	2	-	-	-
Total revenues	**28,514**	**24,030**	**22,961**	**21,270**
Expenses				
Operating expenses	2,250	2,396	1,689	1,469
Exploration expenses	1,404	1,200	592	347
General administrative expenses	1,017	676	827	812
Petroleum royalties and remuneration	3,896	2,960	2,994	2,680
Depreciation, depletion and amortization	4,736	4,096	3,945	3,588
Other expenses				
Oil price hedging loss	858	-	-	-
Director's remuneration	28	3	3	3
Share of loss from investments accounted for under equity method	-	8	13	2
Total expenses	**14,189**	**11,339**	**10,063**	**8,901**
Income before interest and income taxes	**14,325**	**12,691**	**12,898**	**12,369**
Interest expenses	177	308	220	178
Income taxes	6,668	5,337	5,520	5,420
Net income	**7,480**	**7,046**	**7,158**	**6,771**
Earnings per share (Baht)				
Basic earnings per share	2.27	2.14	2.18	2.06
Diluted earnings per share	2.26	2.14	2.17	2.06

(Unit: Million Baht)

Year 2006	4thQ	3rdQ	2ndQ	1stQ
Revenues				
Sales	20,148	22,627	22,544	21,020
Revenue from pipeline transportation	802	821	731	574
Other revenues				
Gain on foreign exchange	293	173	104	744
Interest income	190	215	276	258
Other revenues	13	60	33	97
Share of profit from investments accounted for under equity method	3	-	-	-
Total revenues	**21,449**	**23,896**	**23,688**	**22,693**
Expenses				
Operating expenses	1,735	1,396	1,918	1,439
Exploration expenses	1,110	1,530	457	535
General administrative expenses	974	612	566	865
Petroleum royalties and remuneration	2,637	3,489	3,526	3,197
Depreciation, depletion and amortization	3,326	4,318	4,063	3,200
Other expenses				
Director's remuneration	27	2	3	3
Share of loss from investments accounted for under equity method	-	11	1	-
Total expenses	**9,809**	**11,358**	**10,534**	**9,239**
Income before interest and income taxes	**11,640**	**12,538**	**13,154**	**13,454**
Interest expenses	164	314	315	322
Income taxes	5,358	5,411	5,562	5,293
Net income	**6,118**	**6,813**	**7,277**	**7,839**
Earnings per share (Baht)				
Basic earnings per share	1.86	2.08	2.22	2.39
Diluted earnings per share	1.86	2.07	2.21	2.38

Five-year financial summary

(Unit: Million Baht)

	2007	2006	2005	2004	2003
Consolidated Statements of Income					
Revenues					
Sales	90,764	86,339	66,358	46,199	34,038
Revenue from pipeline transportation	3,295	2,928	1,997	1,596	1,089
Other revenues	2,714	2,456	1,021	413	1,137
Share of profit from investments accounted for under equity method	-	-	207	209	750
Total revenues	**96,773**	**91,723**	**69,583**	**48,417**	**37,014**
Expenses					
Operating expenses	7,803	6,488	5,349	3,587	2,389
Exploration expenses	3,543	3,632	1,213	401	2,312
General administrative expenses	3,333	3,017	2,764	1,954	1,314
Petroleum royalties and remuneration	12,529	12,849	8,982	5,668	4,021
Depreciation, depletion and amortization	16,365	14,907	9,440	8,105	5,450
Other expenses	894	35	106	133	127
Share of loss from investments accounted for under equity method	22	9	-	-	-
Total expenses	**44,489**	**40,937**	**27,854**	**19,848**	**15,613**
Income before interest and income taxes	**52,284**	**50,786**	**41,729**	**28,569**	**21,401**
Interest expenses	883	1,115	1,355	1,359	1,411
Income taxes	22,946	21,624	16,639	11,344	7,962
Net income	**28,455**	**28,047**	**23,735**	**15,866**	**12,028**
Earnings per share (Baht)					
Basic earnings per share	8.65	8.55	7.26	4.86	3.69
Diluted earnings per share	8.63	8.53	7.24	4.85	3.69
Weighted average number of outside ordinary shares (no. of share, million)					
Weighted average number of outside ordinary shares in issue	3,290.41	3,279.24	3,269.75	3,263.85	3,260.75
Weighted average number of outside ordinary shares for diluted earnings per share	3,297.97	3,288.61	3,277.80	3,269.85	3,262.55
Dividend per share (Baht)	3.28	3.21	2.70	1.80	1.35

Five-year financial summary (continuous)

(Unit: Million Baht)

	2007	2006	2005	2004	2003
Consolidated Balance Sheets					
Current Assets	44,255	34,965	42,551	36,159	27,198
Non-current Assets	145,784	122,848	100,766	75,786	65,378
Total Assets	**190,039**	**157,813**	**143,317**	**111,945**	**92,576**
Current Liabilities	34,456	38,784	36,527	15,445	9,250
Non-current Liabilities	48,796	30,504	35,093	39,401	37,652
Total Liabilities	**83,252**	**69,288**	**71,620**	**54,846**	**46,902**
Shareholders' Equity	106,787	88,525	71,697	57,099	45,674
Total Liabilities and Shareholders' Equity	**190,039**	**157,813**	**143,317**	**111,945**	**92,576**
Consolidated Statements of Cash Flows					
Cash flows from operating activities	45,142	42,215	48,719	26,236	16,179
Cash flows from investing activities	(39,708)	(35,166)	(32,745)	(17,071)	(9,142)
Cash flows from financing activities	63	(18,691)	(9,258)	(4,297)	(4,019)
Net increase (decrease) in cash and cash equivalents	5,496	(11,641)	6,716	4,868	3,018
Cash and cash equivalents as of the beginning date	18,521	30,507	23,778	19,063	16,306
	24,017	18,866	30,494	23,931	19,324
Effects of exchange differences	(4)	(345)	13	(153)	(261)
Cash and cash equivalents as of the closing date	24,013	18,521	30,507	23,778	19,063

Five-year petroleum sales volume and unit price summary

	2007	2006	2005	2004	2003
Net sales of petroleum (BOED)	179,767	169,348	153,531	134,070	107,299
Average petroleum unit prices					
Average unit prices of crude oil and condensate (USD per BBL)	67.37	60.54	51.02	34.93	26.82
Average unit prices of natural gas (USD per MMBTU)	4.57	4.16	3.41	3.17	3.17
Average unit prices of petroleum (USD per BOE)	39.78	36.52	29.37	23.38	20.62
Lifting cost (USD per BOE)	2.33	2.13	1.82	1.25	1.10

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 061 /2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

February 19, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Resignation of a Director

PTT Exploration and Production Public Company Limited or PTTEP would like to announce that General Lertrat Ratanavanich, Independent Director, Chairman of the Audit Committee, Member of the Nominating Committee and Member of the Corporate Governance Committee, has notified his resignation from PTTEP directorship since February 18, 2008, resulting in the termination of membership of the above-mentioned Sub-committees.

PTTEP's Nominating Committee will proceed with the selection of a new director and propose to the Board of Directors for appointment in due course.

Yours sincerely,

Maroot Mrigadat

President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 20.910/003/2008

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

February 27 , 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Publication of the 2008 General Shareholders Meeting Notice
Reference: PTTEP Letter No. 1.910/056/2008, dated February 15, 2008

PTT Exploration and Production Public Co., Ltd. (PTTEP) would like to inform that PTTEP has publicized the Notice of the 2008 General Shareholders Meeting together with all related documents (the same version to be sent to shareholders) on the company's website (www.pttep.com) from February 27, 2008.

Please be informed accordingly.

Yours sincerely,

Anon Sirisaengtaksin
Chief Executive Officer

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 068/ 2008

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

February 29, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Loan for Energy Complex Company Limited

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that PTTEP has provided loans to Energy Complex Co., Ltd. based on PTTEP's shareholding ratio of 50%, in the amount of Baht 4,000 million, being a part of the total loan amount of Baht 8,000 million. PTT Public Company Limited (PTT), holds another 50% interests, provides Baht 4,000 million. The loan agreement was signed with the same terms and conditions as of PTT's.

PTT holds a majority shares in PTTEP. Consequently, according to the rules and regulations of the Stock Exchange of Thailand, PTTEP's loan to Energy Complex Co., Ltd is classified as a connected transaction. The transaction is categorized as a financial assistance jointly offered by PTTEP and PTT according to their respective shareholding interests, which features market terms and conditions. Therefore, this transaction is exempted from the requirement to seek approval from the Shareholders' Meeting.

Yours sincerely,

Maroot Mrigadat
President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.1.910/ 045/2008

Finance Department
Tel. 0-2537-4342

February 7 , 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2005

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2005 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 55.60 (the previous price before the adjustment of par value was Baht 278). The first exercise date was July 31, 2006.

Please be informed that on the seventh exercise date of January 31, 2008, a total of 53 people who are PTTEP management and employees exercised the warrants for total amount of 163,300 shares, resulting in the remaining outstanding warrants of 1,528,780 units, and the remaining shares reserved for the exercise of warrants of 7,643,900 shares, details as per attachment.

Yours sincerely,

(Maroot Mrigadat)
President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 55.60 Baht/share (previously 278 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The second 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The third 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The fourth 25% of the allocated warrants are exercisable on July 31, 2009. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

Date of submitting filing May 27, 2005

Effective date of filing July 28, 2005

Exercise date for this report January 31, 2008

Exercise price for this report 55.60 Baht/share (previously 278 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	53	32,660	163,300	1.166
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	53	32,660	163,300	1.166

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	53	32,660	163,300	1.166
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	53	32,660	163,300	1.166

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. **Additional information**

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,271,220 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

6,356,100 shares

3.6 The remaining units of unconverted warrants

1,528,780 units

3.7. The remaining number of reserved shares for the exercise of warrants

7,643,900 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.1.910/ 052 /2008

Finance Department
Tel. 0-2537-4342

February 13, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Registration of Change in Paid-Up Capital

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on February 12, 2008. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,298,302,700 (Three thousand two hundred and ninety eight million and three hundred two thousand and seven hundred Baht)

2. The Company's issued and paid-up shares are 3,298,302,700 (Three thousand two hundred and ninety eight million and three hundred two thousand and seven hundred shares), which are categorized as follows:

Ordinary Shares :	3,298,302,700	(Three thousand two hundred and ninety eight million and three hundred two thousand and seven hundred shares)
Preferred Shares :	-	(-)

Yours sincerely,

Maroot Mrigadat
President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/056/2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

February 15, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Change of the Meeting information and rearrangement of the agenda items of the 2008 General Shareholders Meeting Notice
Ref. PTTEP's letter no. PTTEP 1.910/034/2008 dated 30 January 2008

Reference is made to the letter of PTT Exploration and Production Public Co., Ltd. or PTTEP's notification to SET regarding the agenda items of the 2008 General Shareholders Meeting.

PTTEP wishes to announce that the Company's Board of Directors at the meeting on February 14, 2008 has resolved the change of a director nominee for election as PTTEP director from Mr. Cherdpong Siriwit to Mr. Kurujit Nakornthap. The PTTEP Board has also approved the rearrangement of the Meeting agenda items as follows:

Agenda Item 1	To acknowledge the 2007 Performance Result and 2008 Work Plan of the Company
The Board of Director's Opinion:	PTTEP achieved a satisfactory success of its performance in 2007 as illustrated in the financial statements of Agenda Item 2. Shareholders should acknowledge the Company's performance and 2008 work plan which will be presented in the Meeting as proposed.
Agenda Item 2	To approve the 2007 financial statements
The Board of Director's Opinion:	Shareholders should approve the 2007 financial statements, which have been audited by the Auditor and reviewed the Audit Committee as proposed. The Board of Directors has also endorsed the financial statements.
Agenda Item 3	To approve the dividend payment for 2007 performance.
The Board of Director's Opinion:	Shareholders should approve the dividend payment for 2007 performance from the profit out of petroleum income for the second-half-year operations of 2007 at the rate of 1.67 Baht per share as proposed. The total dividend of 2007 will be 3.28 Baht per share including the interim dividend for the first-half-year operations of 2007 at the rate of 1.61 Baht per share.

- 2 - / The dividend ...

The dividend will be payable to shareholders who are entitled to receive the dividend as listed in the share registration book when it is closed for the right to receive dividend on 7 March 2008 at 12.00 hours. The payment will be made on 11 April 2008.

Agenda Item 4	To appoint the Auditor and consider the Auditor's fees for year 2008
The Board of Director's Opinion:	Shareholders should appoint the Office of the Auditor General of Thailand (OAG) to be the Auditor for the year 2008 and fix the fee at the same rate as 2007 as proposed by the Audit Committee. The Audit Committee has duly reviewed this issue, and the Board of Directors has also endorsed the proposal.
Agenda Item 5	To consider the directors' and the sub-committees' remuneration
The Board of Director's Opinion:	Shareholders should approve the directors' and sub-committees' remuneration package for the year 2008 onwards as proposed by the Remuneration Committee. The Remuneration Committee has taken into account the following matters: conformity with those of listed companies at the same size within the same industry or similar business and those of other leading listed companies; as well as the increasing duties and responsibilities of the Board of Directors and sub-committees. The Board of Directors has also endorsed the proposal.
Agenda Item 6	To approve the amendment of Directors' Liability Protection
The Board of Director's Opinion:	Shareholders should approve the amendment of Directors' liability protection as proposed by the Remuneration Committee. The Remuneration Committee has duly reviewed this issue, and the Board of Directors has also endorsed the proposal.
Agenda Item 7	To approve the amendment of the Company's Articles of Association (AOA) Clause 9
The Board of Director's Opinion:	Shareholders should approve the amendment of the Company's Articles of Association Clause 9 as proposed by the Nominating Committee. The Nominating Committee has duly reviewed this issue, and the Board of Directors has also endorsed the proposal.
Agenda Item 8	To approve the appointment of new directors in replacement of those who are due to retire by rotation. The retiring directors in this meeting, namely: (1) Mr. Cherdpong Siriwit; (2) Mr. Vudhibhandhu Vichairatana; (3) Mr. Chitrapongse Kwangsukstith; (4) Mr. Prasert Bunsumpun; and (5) Mr. Sirin Nimmanahaeminda.

- 3 - / The Board ...

The Board of Director's Opinion: Shareholders should elect 5 director nominees as proposed by the Nominating Committee namely, (1) Mr. Vudhibhandhu Vichairatana (2) Mr. Chitrapongse Kwangsukstith (3) Mr. Prasert Bunsumpun and (4) Mr. Sirin Nimmanahaeminda and (5) Mr. Kurujit Nakornthap. The Nominating Committee has thoroughly contemplated the qualified nominees for benefits of the Company because they are knowledgeable and competent persons who can contribute for the Company's success. Among 5 proposed directors, 3 directors will be classified as independent directors because their qualifications comply with PTTEP Definition of Independent Director. The Board of Directors, except those who have conflict of interest in this case, has also endorsed the proposal.

Please be informed accordingly.

Yours sincerely,

Maroot Mrigadat
President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.1.910/ 043/2551

Finance Department
Tel. 0-2537-4342

February 7 , 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2003

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2003 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 23.40 (the previous price before the adjustment of par value was Baht 117). The first exercise date was July 30, 2004.

Please be informed that on the fifteenth exercise date of January 31, 2008, a total of 28 people who are PTTEP management and employees exercised the warrants for total amount of 83,600 shares, resulting in the remaining outstanding warrants of 74,160 units, and the remaining shares reserved for the exercise of warrants of 370,800 shares, details as per attachment.

Yours sincerely,

(Maroot Mrigadat)
President

Report on the exercising of warrants (Form 81-5)

1. **Details of warrant offering and new shares reserved for warrant conversion**

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 10,000,000 shares

Exercise price 23.40 Baht/share (previously 117 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The second 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The third 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The fourth 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

Date of submitting filing April 23, 2003

Effective date of filing July 2, 2003

Exercise date for this report January 31, 2008

Exercise price for this report 23.40 Baht/share (previously 117 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	28	16,720	83,600	0.836
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	28	16,720	83,600	0.836

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	28	16,720	83,600	0.836
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	28	16,720	83,600	0.836

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,925,840 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

9,629,200 shares

3.6 The remaining units of unconverted warrants

74,160 units

3.7. The remaining number of reserved shares for the exercise of warrants

370,800 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.1.910/044/2008

Finance Department
Tel. 0-2537-4342

February 7 , 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2004

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2004 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 36.60 (the previous price before the adjustment of par value was Baht 183). The first exercise date was July 29, 2005.

Please be informed that on the eleventh exercise date of January 31, 2008, a total of 34 people who are PTTEP management, and employees exercised the warrants for total amount of 220,300 shares, resulting in the remaining outstanding warrants of 803,980 units, and the remaining shares reserved for the exercise of warrants of 4,019,900 shares, details as per attachment.

Yours sincerely,

(Maroot Mrigadat)
President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 36.60 Baht/share (previously 183 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The second 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The third 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The fourth 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

Date of submitting filing May 31, 2004

Effective date of filing July 2, 2004

Exercise date for this report January 31, 2008

Exercise price for this report 36.60 Baht/share (previously 183 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	34	44,060	220,300	1.574
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	34	44,060	220,300	1.574

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	34	44,060	220,300	1.574
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	34	44,060	220,300	1.574

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,996,020 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

9,980,100 shares

3.6 The remaining units of unconverted warrants

803,980 units

3.7. The remaining number of reserved shares for the exercise of warrants

4,019,900 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

2008 MAR -7 A 11:54

PTTEP No. 1.910/033 /2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 30, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Unaudited Financial Statements, and Analysis of Operating Results for 2007

Attachment:
1. 2007 Unaudited Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of December 31, 2007 and 2006, including English translations
2. Management Discussion and Analysis of Operating Results for 2007

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its 2007 unaudited financial statements, consolidated financial statements, and Analysis of Operating Results for 2007 as per attachments 1 and 2. These attached financial statements have already been approved by the Audit Committee and the PTTEP Board of Directors on the basis that information is accurately represented and sufficient for investors.

For 2007, the Company and its subsidiaries' total revenues were Baht 96,773 million, an increase of 5,050 Baht million or 6% when compared with Baht 91,723 million in 2006. Total expenses were Baht 44,489 million, an increase of Baht 3,552 million or 9% when compared with Baht 40,937 million of last year.

The Company and its subsidiaries recorded a net income of Baht 28,455 million or earnings per share of Baht 8.65 compared with net income of Baht 28,047 million or earnings per share of Baht 8.55 in 2007.

The Company and its subsidiaries' total consolidated assets, as of December 31, 2007 were Baht 190,039 million, total liabilities were Baht 83,252 million, and total shareholders' equities were Baht 106,787 million.

-2- / The Company......

The Company and its subsidiaries would like to disclose the total proved reserve as of December 31, 2007, which were at approximately 946 million barrels of oil equivalent (MMBOE), comprising of approximately, 196 million barrels of crude oil and condensate, and 4,884 billion cubic feet of natural gas.

Yours sincerely,

Maroot Mrigadat
President

(Unaudited Yearly F/S And Consolidated F/S (F45-3))
Reports: Unaudited yearly and consolidated statements as follows.
Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

Unaudited
(In thousands)
Ending 31 December

The Consolidated Financial Statement

Year	For year 2007	2006
Net profit (loss)	28,455,390	28,047,271
EPS (baht)	8.65	8.55

The Company Financial Statement

Year	For year 2007	2006
Net profit (loss)	19,754,970	20,620,463
EPS (baht)	6.00	6.29

Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature ____________

(Maroot Mrigadat)
Position President

Authorized to sign on behalf of the company

(UNAUDITED)

FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (UNAUDITED)

AS AT DECEMBER 31, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007	2006	2007	2006 (Restated)
Assets				
Current Assets				
Cash and cash equivalents	24,012,741,011	18,520,906,222	13,504,898,492	7,152,100,391
Receivable-parent company	10,480,295,479	8,241,233,830	6,905,975,193	5,186,351,217
Trade receivables	2,206,716,338	1,545,794,719	26,257,207	58,691,883
Inventories	360,987,508	333,028,078	74,242,369	21,523,471
Materials and supplies-net	4,222,009,747	3,997,819,595	2,038,862,684	2,162,016,678
Other current assets				
Working capital from co-venturers	363,143,598	469,749,255	12,594,021	54,354,256
Other receivables	1,443,150,816	1,172,109,745	870,469,671	788,290,580
Accrued interest receivables	6,700,806	48,707,872	101,596,527	88,858,781
Other current assets	1,159,087,063	635,204,615	307,128,614	222,279,992
Total Current Assets	44,254,832,366	34,964,553,931	23,842,024,778	15,734,467,249
Non-current Assets				
Investments in subsidiaries, associates and jointly controlled entities	396,738,818	418,704,378	24,149,401,729	24,149,401,729
Long-term loans to related parties	600,000,000	-	15,114,764,161	12,998,269,720
Property, plant and equipment-net	144,089,196,152	121,503,558,029	72,047,583,516	60,666,673,737
Intangible assets	350,592,235	354,367,650	330,924,687	337,754,526
Other non-current assets				
Prepaid expenses	234,119,237	475,624,631	-	168,795,679
Other non-current assets	113,658,112	96,099,014	40,691,043	17,555,170
Total Non-current Assets	145,784,304,554	122,848,353,702	111,683,365,136	98,338,450,561
Total Assets	190,039,136,920	157,812,907,633	135,525,389,914	114,072,917,810

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (UNAUDITED)

AS AT DECEMBER 31, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007	2006	2007	2006 (Restated)
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payables	1,682,890,316	852,762,152	138,901,801	225,003,055
Current portion of long-term loan	-	7,002,591,596	-	7,002,591,596
Working capital to co-venturers	1,420,938,719	432,745,957	606,659,852	9,606,506
Accrued expenses	13,340,730,803	13,125,809,934	7,714,449,561	6,897,478,316
Accrued interest payable	110,722,014	186,218,096	110,722,014	189,919,618
Income tax payable	16,320,076,123	15,725,428,267	11,490,847,658	11,782,702,997
Other current liabilities	1,581,243,855	1,458,385,343	767,108,884	671,257,731
Total Current Liabilities	34,456,601,830	38,783,941,345	20,828,689,770	26,778,559,819
Non-current Liabilities				
Loans from related party	-	-	-	2,216,296,190
Bonds	18,500,000,000	2,203,819,951	18,500,000,000	2,203,819,951
Deferred income taxes	14,509,606,684	13,057,089,619	10,420,464,292	8,529,379,993
Other non-current liabilities				
Deferred income	3,059,663,262	4,031,491,512	-	-
Provision for decommissioning costs	10,990,904,837	10,712,387,696	6,903,101,473	6,794,024,576
Other non-current liabilities	1,735,537,575	499,728,017	1,728,517,223	487,905,667
Total Non-current Liabilities	48,795,712,358	30,504,516,795	37,552,082,988	20,231,426,377
Total Liabilities	83,252,314,188	69,288,458,140	58,380,772,758	47,009,986,196
Shareholders' Equity				
Share capital				
Registered capital				
3,322,000,000 ordinary shares of Baht 1 each	3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital				
3,297,420,300 ordinary shares of Baht 1 each	3,297,420,300	-	3,297,420,300	-
3,286,002,000 ordinary shares of Baht 1 each	-	3,286,002,000	-	3,286,002,000
Share premium	12,859,030,620	12,307,588,440	12,859,030,620	12,307,588,440
Currency translation differences	(2,315,109,076)	(1,795,376,996)	-	-
Retained earnings				
Appropriated				
Legal reserve	332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion	16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	75,713,280,888	57,494,036,049	43,755,966,236	34,237,141,174
Total Shareholders' Equity	106,786,822,732	88,524,449,493	77,144,617,156	67,062,931,614
Total Liabilities and Shareholders' Equity	190,039,136,920	157,812,907,633	135,525,389,914	114,072,917,810

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007	2006	2007	2006 (Restated)
Revenues				
Sales	90,763,839,894	86,339,273,751	49,629,516,196	47,130,863,891
Revenue from pipeline transportation	3,295,046,779	2,928,083,487	-	-
Other revenues				
Gain on foreign exchange	915,589,977	1,313,928,593	698,469,436	1,090,685,295
Interest income	810,016,595	939,145,960	1,075,254,301	821,499,022
Other revenues	988,530,677	202,587,964	863,766,084	62,164,261
Dividend received from related party	-	-	-	1,558,209,540
Total Revenues	96,773,023,922	91,723,019,755	52,267,006,017	50,663,422,009
Expenses				
Operating expenses	7,803,174,864	6,488,216,264	3,472,252,790	2,726,599,402
Exploration expenses	3,542,833,456	3,631,646,309	69,142,554	420,914,987
Selling, general and administrative expenses	3,333,182,967	3,017,492,241	1,534,446,641	1,447,755,176
Petroleum royalties and remuneration	12,529,163,938	12,848,706,315	6,203,689,526	5,891,166,117
Depreciation, depletion and amortization	16,365,064,534	14,906,652,305	6,582,314,852	5,643,659,389
Other expenses				
Oil price hedging loss	857,514,912	-	-	-
Director's remuneration	36,312,812	35,229,258	36,312,812	35,229,258
Loss from equity affiliates	21,965,559	9,158,411	-	-
Total Expenses	44,489,213,042	40,937,101,103	17,898,159,175	16,165,324,329
Income before interest and income taxes	52,283,810,880	50,785,918,652	34,368,846,842	34,498,097,680
Interest expenses	882,727,701	1,114,368,134	944,787,519	755,833,442
Income taxes	22,945,693,635	21,624,279,138	13,669,089,556	13,121,801,129
Net income	28,455,389,544	28,047,271,380	19,754,969,767	20,620,463,109
Earnings per share				
Basic earnings per share	8.65	8.55	6.00	6.29
Diluted earnings per share	8.63	8.53	5.99	6.27

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

CONSOLIDATED

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Unit : Baht

	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2005	3,274,660,500	11,918,329,000	(1,032,734,534)	332,200,000	16,900,000,000	40,304,864,062	71,697,319,028
Share capital issued and paid-up	11,341,500	389,259,440	-	-	-	-	400,600,940
Currency translation differences	-	-	(762,642,462)	-	-	-	(762,642,462)
Net income	-	-	-	-	-	28,047,271,380	28,047,271,380
Dividend paid	-	-	-	-	-	(10,858,099,393)	(10,858,099,393)
Balance - as at December 31, 2006	3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Share capital issued and paid-up	11,418,300	551,442,180	-	-	-	-	562,860,480
Currency translation differences	-	-	(519,732,080)	-	-	-	(519,732,080)
Net income	-	-	-	-	-	28,455,389,544	28,455,389,544
Dividend paid	-	-	-	-	-	(10,236,144,705)	(10,236,144,705)
Balance - as at December 31, 2007	3,297,420,300	12,859,030,620	(2,315,109,076)	332,200,000	16,900,000,000	75,713,280,888	106,786,822,732

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

THE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Unit : Baht

	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2005	3,274,660,500	11,918,329,000	(1,032,734,534)	332,200,000	16,900,000,000	40,304,864,062	71,697,319,028
Cumulative effect of accounting change	-	-	1,032,734,534	-	-	(15,830,086,604)	(14,797,352,070)
Balance after adjustment	3,274,660,500	11,918,329,000	-	332,200,000	16,900,000,000	24,474,777,458	56,899,966,958
Share capital issued and paid-up	11,341,500	389,259,440	-	-	-	-	400,600,940
Net income (Restated)	-	-	-	-	-	20,620,463,109	20,620,463,109
Dividend paid	-	-	-	-	-	(10,858,099,393)	(10,858,099,393)
Balance - as at December 31, 2006	3,286,002,000	12,307,588,440	-	332,200,000	16,900,000,000	34,237,141,174	67,062,931,614
Share capital issued and paid-up	11,418,300	551,442,180	-	-	-	-	562,860,480
Net income	-	-	-	-	-	19,754,969,767	19,754,969,767
Dividend paid	-	-	-	-	-	(10,236,144,705)	(10,236,144,705)
Balance - as at December 31, 2007	3,297,420,300	12,859,030,620	-	332,200,000	16,900,000,000	43,755,966,236	77,144,617,156

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007	2006	2007	2006
				(Restated)
Cash flows from operating activities				
Net income	28,455,389,544	28,047,271,380	19,754,969,767	20,620,463,109
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Loss from equity affiliates	21,965,559	9,158,411	-	-
Amortization of up-front payment under Bongkot Gas Sale Agreement	168,795,679	145,637,435	168,795,679	145,637,435
Depreciation, depletion and amortization	16,365,064,534	14,906,652,305	6,582,314,852	5,643,659,389
Amortization of prepaid expenses	72,709,715	56,921,475	-	-
Dry hole expenses	1,959,864,161	1,701,860,553	12,826,631	21,204,620
(Gain) loss on disposal of assets	(21,131,801)	6,527,004	(26,154,393)	6,511,243
(Gain) loss on disposal of materials	32,782,062	(3,105,419)	4,443,047	909,085
Deferred income taxes	960,036,085	1,311,261,022	1,299,690,091	1,314,103,716
Income recognized from deferred income	(951,082,048)	(745,012,137)	-	-
Dividends received from related party	-	-	-	(1,558,209,540)
Provisional on oil price hedging loss	479,854,668	-	-	-
Net foreign currency effects	(1,178,844,549)	(2,060,464,220)	(889,514,762)	(1,244,801,631)
	46,365,403,609	43,376,707,809	26,907,370,912	24,949,477,426
Changes in assets and liabilities				
(Increase) decrease in trade receivables	(697,120,130)	250,912,690	32,434,676	(17,505,412)
Increase in receivable-parent company	(2,252,116,594)	(3,114,456,355)	(1,719,623,976)	(2,645,705,475)
(Increase) decrease in inventories	(29,647,943)	(41,224,605)	(52,718,899)	19,022,305
(Increase) decrease in materials and supplies-net	(288,490,757)	(1,612,191,587)	118,710,947	(673,001,853)
Decrease in working capital from co-venturers	16,901,618	41,322,936	41,013,483	48,612,716
Increase in other receivables	(282,012,179)	(265,782,058)	(82,527,330)	(230,365,514)
(Increase) decrease in accrued interest receivables	41,703,858	47,951,657	(12,740,323)	45,620,429
(Increase) decrease in other current assets	(528,026,539)	167,179,989	(84,951,500)	137,255,579
Increase in prepaid expenses	-	(609,385)	-	-
(Increase) decrease in other non-current assets	(8,717,906)	1,023,564	(9,366,189)	(91,672)
(Decrease) increase in accounts payables	875,556,234	(312,289,571)	(87,203,439)	(31,886,314)
Increase in working capital to co-venturers	996,770,989	136,399,119	627,618,425	10,251,106

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007	2006	2007	2006
				(Restated)
Changes in assets and liabilities (continued)				
Increase in accrued expenses	334,567,111	2,464,255,049	838,312,520	490,132,355
Decrease in accrued interest payable	(75,496,082)	(178,868,729)	(79,197,604)	(18,189,045)
(Decrease) increase in income tax payable	604,001,252	1,532,836,621	(291,855,339)	2,000,092,432
(Decrease) increase in other current liabilities	(374,198,853)	227,466,919	75,054,420	180,018,017
(Decrease) increase in deferred income taxes	591,394,208	(433,683,755)	591,394,208	(591,394,208)
(Decrease) increase in deferred income	(56,201)	151,415	-	-
Increase in other non-current liabilities	106,309,502	124,572,636	111,111,500	122,512,804
Translation adjustment	(255,073,853)	(196,367,047)	-	-
	(1,223,752,265)	**(1,161,400,497)**	**15,465,580**	**(1,154,621,750)**
Net cash provided by operating activities	**45,141,651,344**	**42,215,307,312**	**26,922,836,492**	**23,794,855,676**
Cash flows from investing activities				
Net lending of loan to related parties	(600,000,000)	-	(2,175,276,586)	(3,713,187,896)
Investments in related parties	-	(30,000,000)	-	(30,000,000)
Dividend received from related party	-	-	-	1,558,209,540
Increase in property, plant and equipment	(39,051,654,437)	(35,052,055,218)	(16,197,331,098)	(20,007,777,534)
Increase in intangible assets	(56,887,638)	(83,748,443)	(48,089,377)	(76,369,767)
Net cash used in investing activities	**(39,708,542,075)**	**(35,165,803,661)**	**(18,420,697,061)**	**(22,269,125,657)**
Cash flows from financing activities				
Redemption of bonds	(6,629,078,256)	(8,234,920,000)	(6,629,078,256)	-
Proceeds from issuances of bonds	16,383,819,952	-	16,383,819,952	-
Increase in bonds issuing expenses	(18,881,272)	-	(18,881,272)	-
Net (payments) borrowings of loan from related party	-	-	(2,216,296,190)	2,275,512,882
Proceeds from common stock	562,860,480	400,600,940	562,860,480	400,600,940
Dividend paid	(10,235,419,497)	(10,856,489,976)	(10,235,419,497)	(10,856,489,976)
Net cash provided by (used in) financing activities	**63,301,407**	**(18,690,809,036)**	**(2,152,994,783)**	**(8,180,376,154)**
Net increase (decrease) in cash and cash equivalents	5,496,410,676	(11,641,305,385)	6,349,144,648	(6,654,646,135)
Cash and cash equivalents at beginning of the year	18,520,906,222	30,507,066,433	7,152,100,391	13,821,767,602
	24,017,316,898	18,865,761,048	13,501,245,039	7,167,121,467
Effect of exchange rate changes on cash and cash equivalents	(4,575,887)	(344,854,826)	3,653,453	(15,021,076)
Cash and cash equivalents at end of the year	24,012,741,011	18,520,906,222	13,504,898,492	7,152,100,391
Supplementary cash flow information				
Net cash received and paid during the year for				
Interest income	852,023,662	987,719,162	1,060,703,823	859,072,801
Interest expenses	951,283,578	1,262,047,379	1,016,276,040	755,903,904
Income taxes	21,176,721,334	19,226,770,584	12,079,625,777	10,379,406,630

2. Management Discussion and Analysis of Operating Results for the Third Quarter of 2007

2.1 PTTEP Performance

For the first half of 2007, Thailand's economic growth rate trended downward compared to that of 2006 due to the slowdown in private consumption and investment. Nevertheless, the Office of the National Economic & Social Development (NESDB) predicts that the economy will likely to grow within the range of 4.0-4.5 percent due to several positive factors contributing to favorable economic growth including: 1) a decrease in inflation rate, 2) a downward trend in interest rates which help stimulate consumption and investment, 3) an acceleration in the disbursement of the government budget and state enterprises investments, and 4) an increase in government and state agencies workers' income and salaries.

Notable business activities at PTTEP and its subsidiaries in the Third quarter of 2007 are summarized below.

Regarding petroleum sales, PTTEP's average sales volume for the third quarter of 2007 was 183,660 barrels of oil equivalent per day (BOED), increased from the first and second quarter at the average sales volume of 171,170 BOED and 179,180 BOED respectively. In addition, the average sales volume for the first nine months of 2007 was 178,049 BOED, higher than the same period of last year (170,657 BOED). However, the average sales volume 178,049 BOED was still lower than the sales target of 187,713 BOED which was initially set at the beginning of 2007. The reasons for the deviation from the sales target were due to 1) the technical problems in the gas/condensate separation plant of Oman 44 Project; 2) the delay in production from G4/43 Project and from the new wellhead platform of B8/32 &9A Project due to the set back of the EIA approval process; and 3) the temporarily suspended production from Nang Nuan Project due to well technical problems. However, PTTEP continuously managed the constraining situations so that the Oman 44 gas/condensate separation plant was put back into normal operations and the EIA of G4/43 project was approved in September 2007. In addition, PTTEP also accelerated the production from other producing projects which made the sales volume of Bongkot, S1, Yadana, Yetagun, and Unocal III exceed their sales targets.

For the third quarter of 2007, PTTEP and its subsidiaries were successful in discovering petroleum in Myanmar's M9 Block as determined in the drilling results of appraisal well Zawtika-5, in addition to the 4 exploration wells and 3 appraisal wells which had been drilled in the first half of 2007. The appraisal well Zawtika-5 was drilled and encountered seven zones of natural gas bearing formations with a total thickness of 100.5 meters. The flow rate tests (Tubing Stem Test-TST) were conducted on two zones, indicating the combined flow rate of two zones to be 71.48 MMSCFD. The successful result of the appraisal well Zawtika-5 affirms the commercial potential of natural gas in Zawtika area. PTTEP will prepare a development plan for future production in M9 Block.

In addition, PTTEP continued to expand its investment as determined by the successful results of the recent bidding offer in New Zealand. PTTEP Offshore Investment Company Limited ("PTTEPO") and the consortia comprising OMV New Zealand Limited ("OMV") and Mitsui E&P Australia Pty Limited ("MEPAU") have been confirmed by Crown Minerals, the Department of Economic Development of New

Zealand, as successful bidders of 6 petroleum blocks in the Offshore Great South Basin Blocks Offer 2006. All bid blocks are located offshore, south of New Zealand's South Island. The joint ventures for all the blocks are OMV (Operator), PTTEPO, and MEPAU with the participating interests of 36%, 36% and 28% respectively. The blocks can be grouped into 3 packages: Package 1: Blocks 11 and 12 cover an area of 18,000 square kilometers; Package 2: Block 13 covers an area of 9,000 square kilometers; and Package 3: Blocks 5, 6 and 14 cover an area of 27,000 square kilometers. The success in the Offshore Great South Basin Blocks Offer 2006 is another major step for PTTEP in expanding its investment in the Asia Pacific region, which has high unexplored petroleum potential and also marks PTTEP's first investment in New Zealand.

PTTEP Siam Limited or PTTEPS, an affiliate of PTT Exploration and Production Public Company Limited or PTTEP, the sole shareholder and the operator in the Exploration Blocks L21/48, L28/48 and L29/48, signed an Assignment Agreement with Resourceful Petroleum (Thailand) Limited or RPL to optimize the petroleum exploration risk. This has resulted in the participation interests of PTTEPS (operator) and RPL to be 70% and 30% respectively. However, the change in the participation interests will be effective upon receiving the approval of the Supplementary Concession from the government.

2.2 Results of Operations

On August 8, 2007 the Company registered the change in its registered paid-up capital from Baht 3,286.51 million to Baht 3,296.04 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 9,526,800 shares at the par value of Baht 1 per share resulting in a total of 9,526,800 Baht. As of September 30, 2007 the outstanding number of warrants was 5.19 million units (1 unit of warrant = 5 units of common shares)

On September 4, 2007, PTTEP entered into an Interest Rate Swap (IRS) with a financial institution to swap the interest rate of its 3-yr 6,000 million Baht Debentures from a fixed rate of 3.60% per annum to a floating rate of 6MFDR + 0.99% per annum until the maturity of the said debentures (6MFDR: the average of 6-month fixed deposit rates of Kasikorn Bank, Krung Thai Bank, Bangkok Bank and Siam Commercial Bank). The IRS transaction altered the Company's overall 18,500 million Baht Debt Profile which was at fixed rate, changing it into 70% fixed rate and 30% floating rate.

On September 19, 2007, PTTEP redeemed its 10-yr Samurai Bond amounting to 23 billion Yen at a rate of 3.35% per annum in which the Company had entered into Cross Currency Swap with a Japanese Financial Institution to swap its Yen Liability to USD Liability at 193.28 million with a rate of 7.86% per annum until the maturity of the bonds. As of September 30, 2007, the Company's total debt was 18,500 million Baht, all denominated in Thai Baht.

2.2.1 Results of Operations - Quarterly Comparison

Earnings summary (Unit : Millions of Baht, excepting Baht per share amounts)	2nd Quarter 2007	3rd Quarter 2007	3rd Quarter 2006
Income from continuing operations			
Exploration and production	6,171	5,819	5,651
Pipelines	1,085	1,123	1,138
Others	(98)	104	24
Total net income	**7,158**	**7,046**	**6,813**
Diluted earnings per share – from continuing operations	2.17	2.14	2.07
Total Revenues - from Current Operational Results	22,961	24,030	23,896

Third Quarter of 2007 compared with Third Quarter of 2006

For the results of operations (Unreviewed) in the third quarter of 2007, PTTEP and its subsidiaries' net profit was Baht 7,046 million or Baht 2.14 per share-diluted, an increase of Baht 233 million or 3% from the same period last year, in which the net profit was Baht 6,813 million or Baht 2.07 per share-diluted.

For this quarter, the total revenue was Baht 24,030 million, an increase of Baht 134 million or 1% from the same period last year (Baht 23,896 million). In this quarter petroleum sales decreased by Baht 106 million or 0.5% when compared with the same period last year, resulting from (1) the lower average petroleum sales price in Baht currency which came from the average sales exchange rate which decreased to Baht 34.39 per USD against the same period last year at Baht 38.09 per USD as a result of the strengthened Baht, whereas the higher average petroleum sales price in USD currency rose to USD 38.75 per barrel of oil equivalent (BOE) against the same period last year (USD 38.25 per BOE), however (2) the higher sales volume in this quarter to 183,660 barrels of oil equivalent per day (BOED) compared with the same period last year of 168,830 BOED. The increased sales volume mainly came from the natural gas sales volume from the Bongkok, Pailin, Oman 44 and Phu Horm projects and the crude sales volume from the S1 project. However, crude sales volume from the B8/32&9A decrease in this quarter when compared with the same period last year and the Nang Nuan's production has been suspended since 28th August, 2007.

Other revenue increased by Baht 222 million, mainly due to construction service from Arthit gas export pipeline to customer.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 11,339 million, a decrease of Baht 19 million or 0.2% from the same period last year (Baht 11,358 million). This decrease was the net effect of

(1) Decreased petroleum royalties and remuneration as a result of lower sales revenue.

(2) Lower exploration expenses, mainly due to the write-off of 4 dry wells from the Vietnam 16-1 (TGH-1X and TGL-1X), Bengara I (TIRAM 1) and B8/32 (Jarmjuree 13) projects in this quarter. In addition, the seismic cost from the MTJDA-B17-01, Cambodia B, Algeria 433a&416b and Oman 58 projects incurred in this quarter. However, there was a write-off expense of 5 dry wells from the Myanmar M7&M9, Vietnam 16-1, L22/43, G4/43 and Unocal III projects and the seismic cost from the Vietnam 16-1 project in the same period last year.

(3) Decreased depreciation and amortization expenses, mainly from the B8/32 & 9A project as a result of a decrease in production volume. However, the higher depreciation from the Pailin, Bongkot, S1, Oman 44 and Phu Horm projects resulted from an increase in production volume and additional completed oil and gas properties.

(4) Increased operating expenses, mainly from (1) the Nang Nuan project, resulted from the facilities re-location cost due to suspended production and the recognized operating cost of crude sold (2) the B8/32&9A project, from maintenance cost in order to maintain production level and (3) the construction cost from Arthit gas export pipeline to customer.

<u>Third Quarter of 2007 compared with Second Quarter of 2007</u>

For the results of operations (Unreviewed) in the third quarter of 2007, PTTEP and its subsidiaries' net profit was Baht 7,046 million or Baht 2.14 per share-diluted, a decrease of Baht 112 million or 2% from the previous quarter's net profit of Baht 7,158 million, or Baht 2.17 per share-diluted.

For this quarter, the total revenue was Baht 24,030 million, an increase of Baht 1,069 million or 5% from the previous quarter (Baht 22,961 million). This increase was mainly due to higher petroleum sales of Baht 849 million, resulting from (1) sales volume increased in this quarter to 183,660 BOED against the previous quarter (179,180 BOED), resulting from the higher natural gas sales volume from the Bongkot and Oman 44 projects, crude sales volume from the S1 project and condensate sales volume from the Pailin project and (2) the increased average petroleum sales price in this quarter rose to USD 38.75 per BOE when compared with the previous quarter at USD 38.17 per BOE.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 11,339 million, an increase of Baht 1,276 million or 13% from the previous quarter (Baht 10,063 million). This increase was mainly from

(1) Increased operating expenses, mainly from (1) the Nang Nuan project, resulted from the facilities re-location cost due to suspended production (2) the B8/32&9A project, from the maintenance cost incurred in order to maintain production level and (3) the construction cost from Arthit gas export pipeline to customer.

(2) Higher exploration expenses, mainly due to the dry well write-off from the Vietnam 16-1 (TGH-1X and TGL-1X), Bengara I (TIRAM 1) and B8/32

-5-/ (Jarmjuree 13)...

(Jarmjuree 13) projects including the 3D seismic cost from the MTJDA-B17-01, Cambodia B and Algeria 433a&416b projects and the 2D seismic cost from the Oman 58 project.

(3) Rising depreciation and amortization expenses, mainly from the B8/32&9A project due to additional completed oil and gas properties and from the Bongkot, S1 and Oman 44 projects as a result of higher production volume.

PTTEP and its subsidiaries incurred a higher interest paid of Baht 88 million which resulted from an increase in bond issuance and lower income tax expenses of Baht 183 million due to a decreased taxable profit.

2.2.2 Results of Operations – The First Nine Months Comparison

Earning summary	The First Nine Months	
(Unit : Millions of Baht excepting Baht per share amounts)	**2007**	**2006**
Income from continuing operations		
Exploration and production	17,818	18,477
Pipelines	3,294	3,126
Others	(137)	326
Total net income	**20,975**	**21,929**
Diluted earnings per share – from continuing operations	6.37	6.67
Total Revenues - from Current Operational Results	68,261	70,277

Regarding the results of operations (Unreviewed) for the first nine months of 2007, PTTEP and its subsidiaries' net profit was Baht 20,975 million or Baht 6.37 per share-diluted, a decrease of Baht 954 million or 4% when compared with the first nine months of 2006's net profit of Baht 21,929 million or Baht 6.67 per share-diluted. Return on shareholder's equity for the first nine months of 2007 was 29.78%.

For the first nine months of 2007, total revenues of PTTEP and its subsidiaries amounted to Baht 68,261 million, a decrease of Baht 2,016 million or 3% when compared with the same period last year (Baht 70,277 million). This decrease was mainly due to lower sales of petroleum of Baht 2,267 million or 3%, resulting from (1) the lower average petroleum sales price in Baht currency which came from the average sales exchange rate for the first nine months of 2007 which decreased to Baht 35.06 per USD against the same period last year at Baht 38.69 per USD as a result of the strengthened Baht, whereas the higher average petroleum sales price in USD currency for the nine months of 2007 rose to USD 37.51 per barrel of oil equivalent (BOE) against the first nine months of 2006 (USD 36.72 per BOE), however (2) the higher sales volume for the first nine months of 2007 rose to 178,049 barrels of oil equivalent per day (BOED) compared with the same period last year of 2006 of 170,657 BOED. The increased sales volume mainly came from the natural gas and condensate sales volume from the Oman 44 and Phu Horm projects, the natural gas from the Yadana project and the crude sales volume from the S1 project. However, there was a lower crude sales volume from the B8/32&9A project for the first nine months of 2007 when compared with the first nine months of 2006.

-6-/ PTTEP and its subsidiaries...

PTTEP and its subsidiaries incurred expenses for the first nine months of 2007 amounting to Baht 30,303 million, a decrease of Baht 828 million or 3 % when compared with Baht 31,131 million for the same period last year. This decrease was the result of

(1) Lower petroleum royalties and remuneration mainly due to lower sales revenue.

(2) Decreased exploration expenses, mainly due to the dry well write-off from the Vietnam 16-1 (TGC-1X, TGH-1x and TGL-1x), Vietnam 9-2 (COD-2X), Bengara I (TIRAM-1), S1 (TYI-A01(AA)) and B8/32 (Jarmjuree 13) in the first nine months of 2007 including the seismic cost from the MTJDA-B1701, Cambodia B, Algeria 433a&416b and Oman 58 projects. However, there was the dry well write-off from the Myanmar M7M9, Vietnam 16-1, S1, L22/43, G4/43 and Unocal III projects and the seismic cost from the Bongkot, Myanmar M7M9, G12/48 and Vietnam B&48/95 projects in the same period last year.

(3) Increased operating expenses, mainly from (1) the Nang Nuan project, resulted from the facilities re-location cost due to suspended production (2) the B8/32&9A project, from the maintenance cost in order to maintain production level and (3) the construction cost from Arthit gas export pipeline to customer.

(4) Higher general administrative expenses, mainly from the B8/32&9A, Algeria 433a&416b, Oman 44 and Phu Horm projects as a result of an increase in operation activities.

2.3 Financial position

As of September 30, 2007, PTTEP and its subsidiaries had total assets of Baht 172,577 million, or Baht 14,764 million (9%) higher than at the end of 2006. This increase was mainly due to (1) an increase in oil and gas properties of Baht 13,555 million, mainly resulting from the higher investment in the Arthit, MTJDA and Myanmar M7M9 projects and (2) a long term loan to Energy Complex Co., Ltd. of Baht 430 million.

Most of the current assets as of September 30, 2007 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under the title of Investment in Associated Undertakings.

PTTEP and its subsidiaries had total liabilities of Baht 73,254 million, which were higher than at the end of 2006 by Baht 3,966 million, mainly net effected from (1) the unsecured unsubordinated bond issuance of Baht 16,000 million and (2) lower current liabilities from the redemption of the 10-year Samurai Bond amounting to 23 billion Yen at a rate of 3.35% per annum and the income tax payment in May 2007.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with

-7-/ the exercise prices...

the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of September 30, 2007, the total number of shares exercised was 36.04 million shares and the outstanding number of warrants was 5.19 million units.

As of September 30, 2007, PTTEP and its subsidiaries had a net cash flow from operations of Baht 23,645 million.

PTTEP and its subsidiaries had a net cash flow used in investment activities of Baht 27,010 million, mainly resulting from (1) the higher investment in oil and gas properties in the Arthit, MTJDA and Myanmar M7&M9 projects, and (2) a long term loan to Energy Complex Co., Ltd. amounting to Baht 430 million.

PTTEP and its subsidiaries had a net cash flow used in financing activities of Baht 21 million mainly due to (1) cash received from the unsecured unsubordinated bond issuance of Baht 16,000 million (2) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 478 million (3) dividend payment to shareholder for the second half of 2006, Baht 1.50 per share, and 2007 interim dividend payment to shareholder, Baht 1.61 per share, total amounting to Baht 10,235 million and (6) Samurai bond redemption of Baht 6,629 million.

As of September 30, 2007, PTTEP and its subsidiaries had cash and cash equivalents of Baht 15,115 million, a decrease of Baht 3,406 million from the end of 2006.

In July and October 2007, PTTEP Offshore Investment Company Limited, which is a subsidiary of PTTEP, entered into an Oil price hedging agreement for the period from August – December 2007 for the Group's petroleum products by using the Dubai Oil as underlying crude. There was no gain or loss from Oil price hedging agreement (Zero Cost Collar) for the 1.70 million Barrel volume incurred during August – September 2007. The valid oil price hedging agreements after the third quarter of 2007 are as follows:

Derivatives	Period	Total in Million Barrel	Price (USD per BBL)
Zero Cost Collar	Oct – Dec 2007	2.55	63 - 79
Producer Swap	Nov – Dec 2007	1.00	75 - 76

2.4 Impacts on Operational Results

Investment in the E&P business is quite high especially for the acquisition of the new projects/assets and/or for the major project developments. PTTEP is engaged in 36 projects with a total 5-year expenditure of 281,274 Baht. Thus, to ensure proper investment, PTTEP has improved the investment decision-making process to review the investment proposal both in technical and commercial aspects. In addition, in the work program & budget approval process, a high investment project is subject to the capital

-8-/ allocation process...

allocation process in order to ensure proper allocation of capital investment in alignment with strategic directions. The overall investment process has been developed and put into effect at PTTEP with the main objectives being to ensure that investment decisions are made prudently, commercially, and able to generate maximum benefit to shareholders.

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/034 /2008

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

January 30 , 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Date and Agendas for the 2008 General Shareholders' Meeting

The Board of Directors of PTT Exploration and Production Public Company Limited at a Meeting No.1/2008/273 held on 30 January 2008 passed a resolution to call for 2008 General Shareholders' Meeting with its agendas as following.

Item	Date	Time
1. Closing date of the Company share register for the right to attend the General Shareholders Meeting and to receive dividend payment	7 March 2008	12.00 hrs. until the end of the meeting
2. General Shareholders' Meeting	28 March 2008 (at the Vibhavadi Ballroom, the Sofitel Centara Grand Hotel, Phaholyathin Road, Chatuchak, Bangkok)	14.00 hrs.
3. Dividend Payment	11 April 2008	

The agendas of the 2008 General Shareholders' Meeting are as follows:

Agenda Item 1 — To acknowledge the 2007 Performance Result and 2008 Work Plan of the Company

The Board of Director's Opinion: PTTEP achieved a satisfactory success of its performance in 2007 as illustrated in the financial statements of Agenda Item 2. Shareholders should acknowledge the Company's performance and 2008 work plan which will be presented in the Meeting as proposed.

Agenda Item 2 — To approve the 2007 financial statements

- 2 - / The Board of Director's ...

The Board of Director's Opinion: Shareholders should approve the 2007 financial statements, which have been audited by the Auditor and reviewed the Audit Committee as proposed. The Board of Directors has also endorsed the financial statements.

Agenda Item 3 — To approve the dividend payment for 2007 performance.

The Board of Director's Opinion: Shareholders should approve the dividend payment for 2007 performance from the profit out of petroleum income for the second-half-year operations of 2007 at the rate of 1.67 Baht per share as proposed. The total dividend of 2007 will be 3.28 Baht per share including the interim dividend for the first-half-year operations of 2007 at the rate of 1.61 Baht per share.

The dividend will be payable to shareholders who are entitled to receive the dividend as listed in the share registration book when it is closed for the right to receive dividend on 7 March 2008 at 12.00 hours. The payment will be made on 11 April 2008.

Agenda Item 4 — To approve the appointment of new directors in replacement of those who are due to retire by rotation. The retiring directors in this meeting, namely: (1) Mr. Cherdpong Siriwit; (2) Mr. Vudhibhandhu Vichairatana; (3) Mr. Chitrapongse Kwangsukstith; (4) Mr. Prasert Bunsumpun; and (5) Mr. Sirin Nimmanahaeminda.

The Board of Director's Opinion: Shareholders should elect 5 retiring directors as directors for one more term as proposed by the Nominating Committee namely, (1) Mr. Cherdpong Siriwit (2) Mr. Vudhibhandhu Vichairatana (3) Mr. Chitrapongse Kwangsukstith (4) Mr. Prasert Bunsumpun and (5) Mr. Sirin Nimmanahaeminda. The Nominating Committee has thoroughly contemplated the qualified nominees for benefits of the Company and proposed that the retiring directors be elected as directors for one more term because they are knowledgeable and competent persons who can contribute for the Company's success. Among 5 proposed directors, 2 directors will be classified as independent directors because their qualifications comply with PTTEP Definition of Independent Director. The Board of Directors, except those who have conflict of interest in this case, has also endorsed the proposal.

Agenda Item 5 — To consider the directors' and the sub-committees' remuneration

- 3 - / The Board of Director's ...

The Board of Director's Opinion: Shareholders should approve the directors' and sub-committees' remuneration package for the year 2008 onwards as proposed by the Remuneration Committee. The Remuneration Committee has taken into account the following matters: conformity with those of listed companies at the same size within the same industry or similar business and those of other leading listed companies; as well as the increasing duties and responsibilities of the Board of Directors and sub-committees. The Board of Directors has also endorsed the proposal.

Agenda Item 6 — To appoint the Auditor and consider the Auditor's fees for year 2008

The Board of Director's Opinion: Shareholders should appoint the Office of the Auditor General of Thailand (OAG) to be the Auditor for the year 2008 and fix the fee at the same rate as 2007 as proposed by the Audit Committee. The Audit Committee has duly reviewed this issue, and the Board of Directors has also endorsed the proposal.

Agenda Item 7 — To approve the amendment of Directors' Liability Protection

The Board of Director's Opinion: Shareholders should approve the amendment of Directors' liability protection as proposed by the Remuneration Committee. The Remuneration Committee has duly reviewed this issue, and the Board of Directors has also endorsed the proposal.

Agenda Item 8 — To approve the amendment of the Company's Articles of Association (AOA) Clause 9

The Board of Director's Opinion: Shareholders should approve the amendment of the Company's Articles of Association Clause 7 as proposed by the Nominating Committee. The Nominating Committee has duly reviewed this issue, and the Board of Directors has also endorsed the proposal.

The closing date and time of the share-registered book for the right to attend the Meeting and to receive dividend payment will be from 12.00 hours of 7 March 2008 until the completion of the Meeting.

Yours sincerely,

Maroot Mrigadat
President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 035 /2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 30 , 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Proposed Dividend for Year 2007

PTT Exploration and Production Public Company Limited, or PTTEP, wishes to announce that the Board of Directors of the Company, at meeting No. 1/2551/273 on January 30, 2008, passed a resolution to propose the 2007 dividend payment of Baht 3.28 per share from Petroleum Income to the 2008 Annual General Shareholders' Meeting for approval. The Company made an interim dividend payment to the shareholders for the first-half-year operations of 2007 at the rate of Baht 1.61 per share on August 27, 2007; and still has to pay the dividend for the second-half-year operations of 2007 at the rate of Baht 1.67 per share.

The date for closing the Company's share register for the right to attend the General Shareholders' Meeting and to receive the dividend payment will be on March 7, 2008 at 12.00 p.m. The dividend payment of 1.67 Baht per share will be paid on April 11, 2008.

Yours sincerely,

Maroot Mrigadat
President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 039 /2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

February 4, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Director Election and Appointment of Standing Sub-Committee

Attachment: Copy of Curriculum Vitae of Director No. 1

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that the Company's Board of Directors, at the meeting no. 1/2008/273 on January 30, 2008, has resolved, as proposed by the Nominating Committee, the Director Election and the Appointment of Standing Sub-Committee as follows;

1. To elect Mr. Metta Banturngsuk to be the director in replacement of the vacancy, which is effective since January 31, 2008. (the curriculum vitae is attached herewith.)
2. To appoint:
   2.1 Mr. Pala Sookawesh to be the Chairman of the Remuneration Committee since January 30, 2008, and Mr. Viraphol Jirapraditkul to be a member of the Remuneration Committee, in replacement of the vacancy, since February 1, 2008;
   2.2 Mr. Prasert Bunsumpun to be a member of the Nominating Committee, in replacement of Mr. Chitrapongse Kwangsukstith, whom resigned from the Committee, since February 1, 2008;
   2.3 Mr. Vudhibhandhu Vichairatana, General Lertrat Ratanavanich and Mr. Chokchai Aksaranan to be the Corporate Governance Committee for another term, during February 22, 2008 to February 21, 2011, and Mr. Vudhibhandhu Vichairatana to be the Chairman of the Corporate Governance Committee.

Yours sincerely,

Somkiet Janmaha

Somkiet Janmaha
Vice President, Geoscience Division
Acting President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.1.910/046/2008

Finance Department
Tel. 0-2537-4342

February 7 , 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2006

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2006 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 91.20 (the previous price before the adjustment of par value was Baht 456). The first exercise date was July 31, 2007. (In case the exercise date does not fall on a business day, the last preceding business day shall be the exercise date.)

Please be informed that on the third exercise date of January 31, 2008, a total of 132 people who are PTTEP management, and employees exercised the warrants for total amount of 415,200 shares, resulting in the remaining outstanding warrants of 2,288,540 units, and the remaining shares reserved for the exercise of warrants of 11,442,700 shares, details as per attachment.

Yours sincerely,

(Maroot Mrigadat)
President

Report on the exercising of warrants (Form 81-5)

1. **Details of warrant offering and new shares reserved for warrant conversion**

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 91.20 Baht/share (previously 456 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The second 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The third 25% of the allocated warrants are exercisable on July 31, 2009. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The fourth 25% of the allocated warrants are exercisable on July 31, 20010. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

Date of submitting filing June 2, 2006

Effective date of filing August 1, 2006

Exercise date for this report January 31, 2008

Exercise price for this report 91.20 Baht/share (previously 456 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	132	83,040	415,200	2.966
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	132	83,040	415,200	2.966

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	132	83,040	415,200	2.966
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	132	83,040	415,200	2.966

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. **Additional information**

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

511,460 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

2,557,300 shares

3.6 The remaining units of unconverted warrants

2,288,540 units

3.7. The remaining number of reserved shares for the exercise of warrants

11,442,700 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

END